FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 3, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Extraordinary Shareholders' Meeting – Management Proposal

brasilagro

Message from the Management

São Paulo, March 28, 2023.

Dear shareholders,

In light of the call notice published last March 28, 2023 (“Call Notice”) for the invitation to the attendance of the shareholders at the Extraordinary General Shareholders’ Meeting (“Meeting”) of Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Company” or “BrasilAgro”), to be held on April 28, 2023, at 12:00 p.m, local time (UTC-3), which shall be organized in virtual format only, we would like to underscore that your presence and participation at the Meeting is of high significance so that we may discuss and resolve upon the proposal for amendment and restatement of the Company’s bylaws (“Bylaws”), to alter the requirements of the composition of the statutory audit committee, installation of the permanent fiscal council, adapt the definitions of Article 42 relating the definition of control and other dispositions.

We ask the shareholders to carefully examine the documents related to the Meeting we made available at the headquarters of the Company, on the website of the Company’s Investors Relations department (https://ri.brasil-agro.com/) and the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and Comissão de Valores Mobiliários (“CVM”) (www.cvm.gov.br).

In case of any questions, please contact the Investors Relations department, by phone at (55-11) 3035-5350 or by e-mail ri@brasil-agro.com.

André Guillaumon Chief Executive Officer	Gustavo Javier Lopez Investor Relations Officer

Eduardo Sergio Elsztain

Chairman of the Board of Directors

Guidelines for participation in the Meeting

The participation of the shareholders in the Meeting is of high importance.

Considering that the agenda of the Meeting involves a proposal to amend the Company’s Bylaws, the installation of the Meeting shall require, in the first call, the attendance of shareholders representing, at least, two-thirds 2/3 of the capital stock of the Company, pursuant to the applicable law.

In case the such quorum is not reached, the Company will publish a new call notice, announcing a new date for holding the Meeting on a second call, enabling it to take place in the presence of any number of shareholders.

Considering that the Meeting shall be held in an exclusively digital form, the participation of the shareholders or their legal representatives will occur through (a) access to the electronic platform “Ten Meetings” (“Digital Platform”), for those who send the request and documentation required for virtual participation according to the period stipulated in the Call Notice; or (b) filing and submission of the distance voting ballot, under CVM Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”)

1.	DOCUMENTS

Under article 6 of CVM Resolution 81, to participate virtually in the Meeting through the Digital Platform, the shareholders, their legal representatives or their attorneys-in-fact must register at the electronic address (https://www.tenmeetings.com.br/assembleia/portal/?id=36A5E06D5D85) no later than 48 hours before, that is, by 12:00 p.m. on April 26, 2023, under article 6, paragraphs 1 and 3 of CVM Resolution 81.

The request for participation must contain (i) the identification of the shareholder, legal representative, or attorney-in-fact; (ii) the contact telephone number; and (iii) the e-mail address of the participant in the Meeting to which the Company will send the data (e.g., link, log in, and password) for access to the Meeting. Additionally, the shareholder must forward the Company the documentation duly described and detailed below:

1.1.	Private Individuals

(a)	shareholder’s photo ID;

(b)	if represented by an attorney-in-fact, a power of attorney with special powers;

(c)	if applicable, the attorney’s photo ID; and

(d)	evidence of its capacity as a shareholder of the Company, issued within the last five (5) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.2.	Legal entities

(a)	last amended and restated version of the bylaws/articles of association of the company;

(b)	corporate documents proving the representation powers of the company;

(c)	photo ID of the legal representative(s) of the company;

(d)	if represented by an attorney-in-fact, a power of attorney with special powers;

(e)	if applicable, the attorney’s photo ID; and

(f)	evidence of its capacity as a shareholder of the Company, issued within the last five (5) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.3.	Investment funds

(a)	last amended and restated version of the bylaws or articles of association of the fund or its manager, as the case may be, under the voting policy of the fund;

(b)	corporate documents proving the representation powers of the fund;

(c)	photo ID of the legal representative(s) of the administrator or manager of the fund;

(d)	if represented by an attorney-in-fact, a power of attorney with special powers;

(e)	if applicable, the attorney’s photo ID; and

(f)	evidence of its capacity as a shareholder of the Company, issued within the last five (5) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

Besides, about the documents listed on 1. Documents of this guidance, the Company: (i) will not require a certified translation of documents originally written in Portuguese, English, or Spanish, or accompanied by a translation into these languages; (ii) will accept the presentation of certified copies of documents and will dispense the authentication of signatures, with each shareholder being responsible for the veracity and integrity of the documents presented; furthermore, (iii) concerning the powers of attorney granted electronically by shareholders to their representatives or attorneys-in-fact, reinforces that such documents must use digital certificates issued by the Brazilian Public Key Infrastructure – ICP-Brazil.

2.	ATTENDANCE BY DIGITAL PLATFORM

Through the Digital Platform, accredited shareholders will have video and audio access to the virtual room where the Meeting will be held and will be able to discuss and vote on the items on the agenda. More information about the functionalities of this platform can be found at: https://home.tenmeetings.com.br/.

The Company recommends that the shareholders familiarize themselves in advance with the use of the Digital Platform and ensure the compatibility of their respective electronic devices for the use of the Digital Platform (by video and audio).

Shareholders who wish to participate in the Meeting must access the link: (https://www.tenmeetings.com.br/assembleia/portal/?id=36A5E06D5D85) and register themselves within no more than 48 hours before the Meeting is held, that is, until 12:00 p.m. on April 26, 2023, it being certain that the completion of the registration depends on the upload by the shareholder, whether Brazilian or foreign, of the electronic copies of the documents listed in item 1. Documents of this guideline.

After the analysis of the documents and approval of the registration of the shareholder by the Company, the shareholder will receive the information to access the Digital Platform, containing a login and individual password, in the e-mail used for registration. If for any reason the request for registration is denied by the Company, the attendant will receive an e-mail detailing the reasons for the denial and, if applicable, will be guided on the procedures for regularizing its registration.

If the shareholder has requested to participate and does not receive via e-mail the instructions for accessing the Digital Platform by 5:00 p.m. on April 27, 2023, we request that the shareholder contact the Company by phone (+55 11) 3035-5350 or by e-mail ri@brasil-agro.com by no later than 9:00 a.m. on April 28, 2023, to have the respective access instructions resent (or provided by phone).

Additionally, the Company requests the shareholders access the Digital Platform on the day of the Meeting at least thirty (30) minutes before the time scheduled for the beginning of the Meeting, to allow the validation of access for all accredited shareholders/participants.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company’s control that may make it difficult or impossible for the shareholder to participate in the Meeting electronically.

3.	ATTENDANCE BY REPRESENTATION

Under article 126, paragraph first, of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), shareholders may be represented by attorneys-in-fact formed less than one year ago, provided that they are a shareholder of the Company, a manager of the Company, a lawyer or a financial institution. Also, the manager of the investment fund is responsible for representing the condominium members, as provided for in the referred article 126 of the Corporation Law. Legal entity shareholders may be represented by their bylaws/articles of association.

The documents listed in item 1. Documents of this guidance, required for participation of shareholders will remain required in case of attendance by representation under item 3 and according to the sort of representation, whether of a private individual, legal entity, or investment fund.

4.	ATTENDANCE BY REMOTE VOTING SYSTEM

For this Meeting, the Company will adopt the remote voting system established by CVM Resolution 81. In this sense, the submission of a distance voting ballot through B3 exempts the need for prior accreditation.

To participate in the remote voting system, the completion, and submission of the distance voting ballot must be done by 12:00 p.m. on April 21, 2023, as shown below:

(i)	by filling instructions for completing forwarded to the depository agent - exclusively for holders of shares deposited with the custody agent;

(ii)	by filing instructions for completing forwarded to the bookkeeping agent of the shares issued by the Company (i.e., Itaú Corretora de Valores S.A.) – exclusively for holders of shares deposited with the bookkeeping agent; or,

(iii)	by distance voting ballot for participation in the Meeting submitted directly to the Company, as made available on the CVM, B3, and the website of the Company – containing the instructions for the filing and the required documentation.

In case of disagreement between a distance voting ballot received directly by the Company and a voting instruction contained on the consolidated voting map sent by the bookkeeping agent to the same enrollments numbers under the CPF or CNPJ, the voting instruction contained on the bookkeeping agent’s consolidated voting map will prevail, and the distance voting ballot received directly by the Company will be disregarded.

During the voting period, any shareholder may change his/her voting instructions as often as he/she deems necessary. Once the voting period has ended, the shareholder may not alter the voting instruction already submitted. However, if the shareholder believes that a change is necessary, he/she must participate in the Meeting via the Digital Platform, observing items 1. Documents and 2. Participation via the Digital Platform above, manifest its vote and request that the voting instructions sent via ballot paper be disregarded.

4.1.	Voting via service providers

Any shareholder who chooses to exercise its voting right by distance through service providers must submit its voting instructions to, as the case may be, its respective custody agent or bookkeeping agent of the shares issued by the Company, pursuant to the rules determined by each one of them. To this end, the shareholders must contact the referred custody agent or bookkeeping agent and verify the procedures established by them for the filing of voting instructions via ballot paper, such as the document and information required by them for this purpose.

The custody agent will forward the voting instructions they receive to the Central Depository of B3, which in turn will generate a voting map to be sent to the bookkeeping agent of the Company.

Pursuant to CVM Resolution 81, the shareholders must submit, as instructed, the completed ballot to its custody agent or bookkeeping agent, so that they are filed by 12:00 p.m. on April 21, 2023, unless a diverse deadline is set.

It is worth noting that, as determined by CVM Resolution 81, the Central Depository of B3, upon receiving the voting instructions from shareholders through its respective custody agents, will disregard any divergent instructions in relation to the same resolution that have been issued by the same enrollments numbers under the CPF or CNPJ. Additionally, the bookkeeping agent, in line with the CVM Resolution 81, will disregard any divergent instructions to the same resolution that may have been issued by the same enrollment numbers under the CPF or CNPJ.

4.2.	Submission of distance voting ballots by the shareholder directly to the Company

Shareholders who choose to vote via distance voting ballot may, alternatively, forward the documents listed below directly to the Company’s Investor Relations Office, at Avenida Brigadeiro Faria Lima, 1,309, 5th floor, Jardim Paulistano, Zip Code 01452-002, São Paulo/SP - Brazil:

(a)	The original version of the distance voting ballot, duly completed, countersigned, and signed; e

(b)	copy of the documents listed in item 1. Documentos above, as the case may be.

If rather, the shareholder may also send scanned copies of the documents referred to in (a) and (b) above to the e-mail address ri@brasil- agro.com. In this case, the original copy of the distance voting ballot must also be sent by the shareholder and received by the Company’s Investor Relations Office by 12:00 p.m. on April 26, 2023, at Avenida Brigadeiro Faria Lima, 1,309, 5th floor, Jardim Paulistano, Zip Code 01452-002, São Paulo/SP – Brazil. Once the documents referred to in (a) and (b) above is received, the Company will notify the shareholder of their receipt and of their acceptance or non-acceptance, pursuant to CVM Resolution 81.

Any distance voting ballot sent directly to the Company that is not fully completed in accordance with item (a) above, or that is not accompanied by the supporting documents described in item (b) above, will not be considered by the Company. The shareholder will be notified in this regard by means of the e-mail address indicated in the aforementioned distance voting ballot.

The documents referred to in (a) and (b) above must be filed at the Company’s headquarters by 12:00 p.m. on April 21, 2023. Any distance voting ballot received by the Company after this date will also be disregarded.

Management Proposal

We hereby provide additional information and provide clarification about the matters that compose the agenda of the Meeting to be held at 12:00 p.m. on April 28, 2023, as follows:

The management of the Company recommends to its shareholders the amendment and restatement of its Bylaws, as per the proposal approved by the Board of Directors at a meeting held at 5:15 p.m. on March 23, 2023. For further information, see Exhibit I – Proposal of amendment to the Bylaws, with the proposed amendments highlighted, detailing the origin and justification of the changes, as required by article 12 of CVM Resolution 81.

Once the reform of the Bylaws is approved, the proposed changes will be reflected in the restated version of the Bylaws, pursuant to Exhibit II – Amended and Restated Bylaws.

Additional Documents

We hereby provide for analysis, additional documents that compose the agenda of the Meeting to be held at 12:00 p.m. on April 28, 2023, as follows:

(a)	Exhibit I – Proposal of amendment to the Bylaws, with the proposed amendments highlighted, detailing the origin and justification of the changes, as required by article 12 of CVM Resolution 81; and

(b)	Exhibit II – Amended and Restated Bylaws.

Exhibit I – Proposal of amendment to the Bylaws

BYLAWS OF

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly held Company with Authorized Capital

CNPJ/ME No. 07.628.528/0001-59
NIRE 35.300.326.237

Chapter I

NAME, HEAD OFFICE, PURPOSE, AND DURATION

Article 1 – BrasilAgro – Companhia Brasileira de Propriedades Agrícolas is a corporation governed by these Bylaws and Other applicable laws (“Company”).

Article 2 – The Company is headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1,309, 5th floor, Zip Code 01452-002.

Article 3 – The Company’s corporate purpose is:

I	the exploitation of agricultural, livestock, and forestry activities of any kind and nature, and the rendering of services directly or indirectly related;

II	the purchase, sale, and/or lease of properties, land, buildings, and real estate in rural and/or urban areas;

III	the import and export of agricultural and livestock-related products and inputs;

IV	the intermediation in real estate operations of any kind;

V	the participation in other companies as quotaholder or shareholder, and in commercial undertakings of any nature, in Brazil and/or abroad, directly or indirectly related to the objectives described herein; and

VI	the management of its own assets and those of third parties.

Article 4 – With the Company’s admission to the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, if any, are subject to the provisions of the B3 Novo Mercado Listing Regulations (“Novo Mercado Listing Regulations”).

Article 5 – The Company has an indefinite term.

Chapter II

CAPITAL STOCK AND SHARES

Article 6 – The Company’s capital stock is of One billion five hundred eighty-seven million nine hundred eighty-four thousand six hundred Brazilian Reais and seventy-one cents (BRL 1,587,984,600.71, divided in One hundred two million three hundred thirty-seven thousand eight (102,377,008) common shares, all nominative and with no par value.

Article 7 – The Company is authorized to increase its capital stock up to the limit of Three billion Brazilian Reais (BRL 3,000,000,000.00), regardless of any changes of these Bylaws, pursuant to article 168 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”).

Paragraph 1 – Within the limits of authorized capital and by resolution of the Board of Directors, the Company may increase the capital stock by issuing shares, debentures convertible into shares, and subscription warrants. The Board of Directors will establish the conditions of the issue, including price and payment terms.

Paragraph 2 – Within the limits of authorized capital and according to the plans approved by the General Shareholders’ Meeting, the Board of Directors may grant stock options or subscriptions of shares to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for the shareholders.

Paragraph 3 – The issuance by the Company of beneficial interest is herewith prohibited.

Article 8 – The capital stock will be represented exclusively by common shares and each common share will correspond to the right to one vote in the resolutions of the General Shareholders’ Meeting.

Article 9 – At the Board of Directors’ discretion, preemptive rights may be excluded or reduced in the issuance of shares, debentures convertible into shares, and subscription warrants, whose placement is made through a stock exchange or public subscription, or through an exchange for shares in a public offering for the acquisition of control, under the terms established by law, within the limit of authorized capital.

Chapter III

SHAREHOLDERS’ MEETING

Article 10 – The Shareholders will hold ordinary meetings every year and, extraordinary meetings, whenever convened pursuant to the terms of Corporation Law or these Bylaws.

Paragraph 1 – The resolutions of the General Shareholders’ Meeting are subject to an absolute majority of votes present, not counting blank votes, except in the special cases foreseen by law and these Bylaws.

Paragraph 2 – The General Shareholders’ Meeting can only resolve on matters of the agenda, pursuant to the respective call notice, subject to the exceptions set forth in the Corporation Law.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders shall present, preferably at least two (2) days in advance, the documents proving their identity, ownership of the shares of the Company and, as the case may be, their representation.

Paragraph 4 – The shareholder may be represented in the General Shareholders’ Meeting by an attorney-in-fact appointed less than one (1) year provided he/she is a shareholder, a manager of the Company, a lawyer, a financial institution or an investment fund manager that represents the joint owners.

Paragraph 5 – The resolutions of the General Shareholders’ Meeting must be drawn up as a summary of the facts occurred, briefly indicating the vote of the shareholders present, the blank votes and abstentions; and, by resolution of the shareholders representing the majority of the voting shares present at the meeting, the minutes shall be published with omission of signatures.

Article 11 – The General Shareholders’ Meeting shall be installed and chaired by the chairman of the Board of Directors or, in its absence, installed and chaired by other member of the Board of Directors, Board of Officers or shareholder appointed by writing by the chairman of the Board of Directors. The chairman of the General Shareholders’ Meeting may appoint up to two (2) secretaries.

Article 12 – In addition to the provisions established by applicable law, the General Shareholders’ Meeting shall have exclusive responsibility to convene upon the following matters:

I	elect and dismiss the members of the Board of Directors;

II	set the overall annual Compensation of the members of the Board of Directors and the Board of Officers, as well as that of the members of the Fiscal Council;

III	allocate share bonuses and decide on any grouping and splitting of shares;

IV	approve stock option or stock subscription plans for the managers and employees of the Company, as well as for the managers and employees of other companies that are directly or indirectly controlled by the Company;

V	resolve, according to the proposal presented by the management, on the Destination of the profit of the fiscal year and the distribution of dividends;

VI	elect the liquidator, as well as the Fiscal Council that must function within the liquidation period;

VII	resolves on the cancellation of the Company’s registration as a publicly held company with the CVM;

VIII	resolve on the issuance of shares, debentures convertible into shares and subscription warrants in an amount exceeding the authorized capital;

IX	resolve on the execution of transactions with related parties, the sale or contribution of assets to another company, in case the transaction exceeds fifty percent (50%) of the value of the total assets of the Company, as per the last approved balance sheet; and

X	file for bankruptcy, judicial or extrajudicial recovery, liquidation or dissolution of the Company.

Article 13 – The General Shareholders’ Meeting may also be convened to exempt a public tender offer (oferta pública para aquisição de ações or “PTO”) for delisting of Novo Mercado, which shall be convened on first call with the presence of shareholders representing at least two-thirds (2/3) of the Free Float. If said quorum is not reached, the General Shareholders’ Meeting may be convened on second call with the presence of shareholders representing any number of shares of the Free Float. The resolution concerning the exemption of the PTO must be approved by a majority of the votes of shareholders holding Free Float present at the General Shareholders’ Meeting, as provided for in the Novo Mercado Listing Regulation.

Sole Paragraph – For the purposes of these Bylaws, “Free Float” means all shares issued by the Company, Other than those held by the controlling shareholder, any related persons, managers of the Company and treasury stock.

Chapter IV

MANAGEMENT

Section I – Common provisions to the management bodies

Article 14 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The members of the Board of Directors and the Board of Directors will take office upon the (i) signature of the investiture term drawn up in the proper book, which will contemplate its subjection to the arbitration clause, provided for in Article 53 of these Bylaws; and (ii) compliance with the applicable legal requirements.

Paragraph 2 – The members of the Board of Directors and Board of Officers shall remain in their roles until the investiture of its replacements, except in case of otherwise resolved by the General Shareholders’ Meeting or by the Board of Directors, as the case may be.

Paragraph 3 – The roles of chairman of the Board of Directors and Chief Executive Officer (CEO) or main executive of the Company may not be accumulated by the same individual, except in the event of vacancy, pursuant to the terms of the Novo Mercado Listing Regulation.

Article 15 – The General Shareholders’ Meeting will set the annual global Compensation for distribution among the managers, and the Board of Directors will be responsible for distributing the amount individually, after considering the opinion of the Compensation Committee.

Article 16 – Any of the management bodies validly meets with the presence of the majority of its members and resolves by the vote of the Absolute majority of those present, except as provided in Article 22 of these Bylaws.

Sole Paragraph – Prior call notice shall be required for the meetings of the management bodies, pursuant to the terms of these Bylaws. Prior call for the meeting as a condition for its validity shall only be exempted if all its members are present. The member of the management body who can not attend the meeting in person or by any means, as provided for in these Bylaws, shall also be deemed present and may cast a vote, if he/she so wished, if he/she sends a written communication to the chairman of the respective body and/or to the secretary of the meeting, stating its vote instructions to be cast on his/her behalf at the meeting, in which case the vote may only be computed if is given under the terms of the written communication sent by the member in question.

Section II – Board of Directors

Article 17 – The Board of Directors shall be comprised by, at least five (5) and at most nine (9) members, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 – With regards to the Board of Directors, at least two (2) members or twenty percent (20%) of the Board of Directors, whichever is greater, must be independent directors, pursuant to the definition of the Novo Mercado Listing Regulation. The characterization of the nominees to the Board of Directors as independent directors must be decided by the General Shareholders’ Meeting that elects them.

Paragraph 2 – When a fractional number results from the percentage referred to in the above paragraph, it will be rounded up to the next whole number, according to the Novo Mercado Listing Regulation.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders must decide on the actual number of members that should comprise the Board of Directors.

Paragraph 4 – The Director must have an unblemished reputation, and may not be elected, unless exempted by the General Shareholders’ Meeting, anyone who (i) holds positions in companies that may be considered competitors of the Company; or (ii) represents conflicting interests with the Company.

Paragraph 5 – To better perform its functions, the Board of Directors may create committees or work groups with defined purposes, in addition to the Compensation Committee, the Executive Committee and the Statutory Audit Committee; always aiming to advise the Board of Directors, which shall be comprised of individuals appointed by Board of Directors from among the members of the management of the Company and/or individuals connected, directly or indirectly, to the Company.

Paragraph 6 – The acting members of the Board of Directors will automatically be considered for reelection by joint proposal of the members of the Board of Directors. In case the cumulative voting procedure (voto múltiplo) has not been requested, the members of the Board of Directors shall decide by an absolute majority of those present at the meeting to propose the name of replacement candidates to replace any acting member of the Board of Directors who declines reelection, to the extent that such nomination is necessary to compose the slate of candidates for the positions on the Board of Directors, pursuant to Article 18 below. If the cumulative voting procedure has been requested, each acting member of the Board of Directors will be considered as a candidate for reelection to the Board of Directors and no replacement candidates will be nominated for the position of any acting member who declines reelection.

Paragraph 7 – If the Company receives a written request from shareholder wishing to request the adoption of cumulative voting procedure, pursuant to article 141, paragraph 1 of Corporation Law, the Company will disclose the receipt and the content of such request (i) immediately, by electronic means, to the CVM and to B3; and (ii) within two (2) days of receipt of the request, counting only days when the newspapers usually used by the Company are in circulation, by publishing a notice to shareholders.

Paragraph 8 – If any shareholder wishes to appoint one or more representatives to compose the Board of Directors who are not members in its most recent composition, such shareholder must notify the Company in writing, preferably five (5) days prior to the General Shareholders’ Meeting that will elect the members of the Board of Directors, containing the information of the candidates required by applicable regulation, including its name, qualifications and professional resume. If the appointment of one or more candidates to compose the Board of Directors is received, the Company will disclose the receipt and the content of the appointment, electronically, via notice to shareholders.

Article 18 – If the adoption of cumulative voting procedure has not been requested for the election of the members of the Board of Directors, the General Shareholders’ Meeting shall vote by means of plates previously registered with the presiding of the meeting and shall assure to shareholders holding, individually or in group, at least fifteen percent (15%) of the Company’s common shares, provided that such percentage may be reduced according to the understanding and/or regulation of CVM, the right to elect in a separate vote, a member to compose the Board of Directors. The presiding of the meeting shall not accept the registration of any plates in violation of the provisions of this Article.

Article 19 – The Board of Directors shall have one (1) chairman and one (1) vice chairman, who shall be elected by an absolute majority of votes of those present, at the meeting of the Board of Directors held after the investiture of such members, or whenever a resignation or vacancy occurs in those positions. The vice-chairman will exercise the chairman’s position in his absences, regardless of any formality. In the event of absence of both the chairman and the vice-chairman of the Board of Directors, the duties of the chairman will be performed by another member of the Board of Directors appointed by the chairman.

Sole Paragraph – The chairman or vice-chairman of the Board of Directors will convene and preside over the meetings of the Board of Directors and the General Shareholders’ Meeting, except in the cases of General Shareholders’ Meeting, in which he/she appoints in writing a member of the Board of Directors, Board of Officers or shareholder to preside over the meeting.

Article 20 – The Board of Directors shall meet, ordinarily, six (6) times a year and, extraordinarily, whenever called by the chairman or by the majority of its members. The meetings of the Board of Directors may be held by conference call, videoconference or by any other means of communication that allows the identification of the member and simultaneous communication with all other individuals present at the meeting.

Paragraph 1 – Meetings will be called by written notice delivered to each member of the Board of Directors at least five (5) business days in advance, which must include the agenda, date, time, and place of the meeting.

Paragraph 2 – All resolutions taken by the Board of Directors will be recorded in the minutes drawn up in the Book of Minutes of the Board of Directors Meetings and signed by the directors present.

Article 21 – In addition to the provisions established by applicable law and by these Bylaws, the Board of Directors shall have exclusive responsibility to convene upon the following matters:

I	to give general guidelines on the Company’s business;

II	to elect and remove the Board of Officers;

III	to assign each member of the Board of Officers to its respective responsibilities, including the Investor Relations Officer, subject to the provisions of these Bylaws;

IV	to convene the General Shareholders’ Meeting, when deemed convenient, or pursuant to the rules or article 132 of Corporation Law;

V	to inspect the management of the members of the Board of Officers, examining, at any time, the Company’s books and records and requesting information about agreements executed or about to be executed and any other acts;

VI	to appoint and dismiss of the independent auditors, considering the recommendations of the Audit Committee or Fiscal Council, as applicable;

VII	to summon the independent auditors to provide necessary clarifications on any matter;

VIII	to appraise the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, and resolve on its submission to the General Shareholders’ Meeting;

IX	to approve the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution;

X	to manifest itself previously about any subject to be submitted to the General Shareholders’ Meeting;

XI	to authorize the issuance of shares, debentures convertible into shares and subscription bonuses of the Company, within the limits authorized in Article 7 of these Bylaws, establishing the conditions of issuance, including price and payment terms, also being entitled to exclude the preemptive right or reduce the term for its exercise in the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made through sale on the stock exchange or by public subscription or in a PTO for acquisition of control, under the terms established by the applicable law, pursuant to Article 9;

XII	to resolve on the acquisition by the Company of shares of its own issuance, to be maintained in treasury and/or further retired or disposed;

XIII	to grant stock options or share subscription plans to the managers and employees of the Company, as well as to the managers and employees of other companies that are controlled directly or indirectly by the Company, without preemptive rights to the shareholders under the terms of the plans approved by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XIV	to establish the amount of profit sharing for the Officers and employees, after considering the opinion of the Compensation Committee;

XV	to distribute among the Officers, individually, a portion of the management’s overall annual compensation fixed by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XVI	to approve, after considering the opinion of the Compensation Committee, the execution of any agreement between the Company and each Officer that contemplates the payment of amounts, including the payment amounts as indemnification, due to: (i) the Officer’s voluntary or involuntary dismissal; (ii) change of control; (iii) any other event.

XVII	to issue simple debentures, not convertible into shares and without collateral;

XVIII	to grant any guarantees for third-party obligations;

XIX	to establish the competence of the Board of Officers to issue any credit instruments for funding, be they bonds, notes, commercial papers or other commonly used in the market, also deciding on the conditions for issuance and redemption, and may, int the case it defines, require the prior approval of the Board of Directors as a condition for validity of the act;

XX	to approve the hiring of a service rendering company for bookkeeping;

XXI	to dispose, pursuant to these Bylaws and the applicable law, about the agenda of its works and adopt or edit regimental rules for its operation;

XXII	to decide on the payment or credit of interest on equity to shareholder, under the terms of applicable law;

XXIII	to approve that the Board of Officers or any subsidiary of the Company sells or encumbers real estate properties and/or permanent asset; acquires real estate properties and/or permanent assets; and also, undertakes financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the amount of the transactions undertook exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00), within the period of one (1) year;

XXIV	to approve that the Board of Officers proceeds with the incurrence of indebtedness for borrowed money by the Company, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

XXV	to approve the release of financial statements and the distribution of interest on the shareholders equity (juros sobre o capital próprio) in periods equal to or less than six (6) months, to the account of profits (conta de lucros) verified in such financial statements, the retained earnings account (conta de lucros acumulados) or the profit reserves account (conta de reserva de lucros existentes) existing in the last annual or semiannual balance sheet, as provided for in these Bylaws and in the applicable legislation.

XXVI	to authorize the Board of Officers to implement the creation and suppression of subsidiaries of the Company and the participation of the Company in the capital stock of other companies in Brazil or abroad. Also, to authorize statutory modifications and corporate reorganizations in the subsidiaries, and the request for judicial or extrajudicial reorganization or bankruptcy of the Company or its subsidiaries.

XXVII	to authorize the Board of Officers to grant powers of attorney on behalf of the Company;

XXVIII	to approve internal regulations, when aplicable, and the following regulatory acts of the Company: (a) Code of Conduct (Código de conduta); (b) Compensation Policy (Política de remuneração); (c) Policy for the appointment and filing of positions on the Board of Directors, advisory committees and Board of Officers (Política de indicação e preenchimento de cargos de Conselho de Administração, comitês de assessoramento e Diretoria Estatutária); (d) Risk Management Policy (Política de Gerenciamento de Riscos); (e) Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas); and (f) Policy on Securities Exchange (Política de Negociação de Valores Mobiliários);

XXIX	to approve the budget of the internal audit team, and of the other advisory committees, if and when established;

XXX	to prepare and disclose a grounded opinion manifesting itself favorably or against any PTO that has as object the shares issued by the Company, disclosed within fifteen (15) days from the publication of the PTO notice, with regard to: (i) the convenience and opportunity of the PTO as to the interest of the Company and of the shareholders as a whole, including as to the price and the potential impacts on the liquidity of the securities held by them; (ii) the strategic plans disclosed by the offeror in relation to the Company; (iii) the alternatives to the acceptance of the PTO available in the market, as well as the information required by the applicable rules established by the CVM; and

XXXI	to elect the members of the Audit Committee, Compensation Committee, Executive Committee and other non-statutory advisory committees, if any.

Paragraph 1 – The members of the Board of Directors who are also Officers shall abstain from voting on the matters provided for in items VIII, XIV e XV of this Article 21.

Paragraph 2 – The Company will not grant financing or guarantees to the members of the Board of Directors or its Officers, except under a stock option plan or under a long-term incentive stock plan.

Article 22 – (see below)

Current wording	Proposed wording	Justification

Article 22 – The approval of the qualified majority of two-thirds of the members of the Board of Directors is required to resolve on the matters listed below, except for those listed on items VI and VII, for which the approval of the qualified majority of three-fourths of the members of the Board of Directors is required:	Article 22 – The approval of the qualified majority of two-thirds of the members of the Board of Directors is required to resolve on the matters listed below, except for those the one listed on item s VI and VII, for which the approval of the qualified majority of three-fourths of the members of the Board of Directors is required:	Typo correction on the wording of Article 22 to exclude the mention to item “VII”, excluded of these Bylaws on last amendment and restatement, in october/2022.

I.	proposal for redemption, repurchase or amortization of shares;	I.	proposal for redemption, repurchase or amortization of shares;

II.	proposal for creation or issuance of subscription warrants or other securities convertible into Company’s shares;	II.	proposal for creation or issuance of subscription warrants or other securities convertible into Company’s shares;

III.	proposal of merger (incorporação) of the Company into another Company, merger (incorporação) of another company the Company; merger of shares (incorporação de ações) involving the Company, amalgamation (fusão) or spin-off (cisão);	III.	proposal of merger (incorporação) of the Company into another Company, merger (incorporação) of another company the Company; merger of shares (incorporação de ações) involving the Company, amalgamation (fusão) or spin-off (cisão);

IV.	proposal for winding-up, liquidation or extinction of the Company, or suspension of the condition of liquidation of the Company;	IV.	proposal for winding-up, liquidation or extinction of the Company, or suspension of the condition of liquidation of the Company;

V.	proposal for participation of the Company in a group of companies; and	V.	proposal for participation of the Company in a group of companies; and

VI.	proposal for change in the corporate purpose of the Company.	VI.	proposal for change in the corporate purpose of the Company.

Section III – Compensation Committee

Article 23 – (see below)

Current wording	Proposed wording	Justification

Article 23 – The Compensation Committee will consist of three (3) members, appointed and dismissible by the Board of Directors. The members will be appointed from among the members of the Board of Directors, who must be independent in relation to the members of the Board of Officers and may not be Officers, spouses of Officers or relatives to the third degree of Officers. The Compensation Committee will exercise advisory functions according to its internal regulation and will also assist the Board of Directors to establish the terms of compensation and other benefits and payments to be received for any reason from the Company by the Officers and Directors. The Compensation Committee shall be responsible for:	Article 23 – The Compensation Committee will consist of three (3) members, appointed and dismissible by the Board of Directors. The members will be appointed from among the members of the Board of Directors, who must be independent in relation to the members of the Board of Officers and may not be Officers, spouses of Officers or relatives to the third degree of Officers. The Compensation Committee will exercise advisory functions according to its internal regulation and will also assist the Board of Directors to establish the terms of compensation and other benefits and payments to be received for any reason from the Company by the Officers and Directors. The Compensation Committee shall be responsible for:	The proposed change is intended to reflect the exclusion of the definition of "Control" from Article 42.

I.	submit to the Board of Directors a proposal for distribution of the annual global compensation among the Officers and members of the Board of Directors;	I.	submit to the Board of Directors a proposal for distribution of the annual global compensation among the Officers and members of the Board of Directors;

II.	opine about the granting of stock options or share subscriptions to the managers and/or employees of the Company;	II.	opine about the granting of stock options or share subscriptions to the managers and/or employees of the Company;;

III.	opine upon the participation of the Officers and employees of the Company in the profits; and	III.	opine upon the participation of the Officers and employees of the Company in the profits; and

IV.	opine about any agreement to be entered into between the Company and any Officer that contemplates the payment of amounts due to the voluntary or involuntary dismissal of any Officer, change of Control (as defined in Article 42 of these Bylaws) or any other similar event, including the payment of amounts as indemnification.	IV.	opine about any agreement to be entered into between the Company and any Officer that contemplates the payment of amounts due to the voluntary or involuntary dismissal of any Officer, change of ~~Control (as defined in Article 42 of these Bylaws)~~control or any other similar event, including the payment of amounts as indemnification.

Section IV – Executive Committee

Article 24 – The Board of Directors will appoint, from among its members, three (3) members of the Board of Directors to compose the Executive Committee. The Executive Committee will exercise consulting functions in accordance with its internal regulation and will assist the Board of Directors in its function as a supervisory body, opining and/or periodically reviewing certain strategic and/or financial matters of the Company. The Executive Committee is responsible for:

I	opine upon:

a.	the business plans of the Company;

b.	the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution; and

c.	any capital investment or disinvestment in amount exceeding ten million Brazilian Reais (BRL 10,000,000,00).

II	periodically revise the financial requirements for transactions exceeding ten million Brazilian Reais (BRL 10,000,000,00).

Section V – Board of Officers

Article 25 – The Board of Officers, whose members shall be elected and dismissible at any time by the Board of Directors, shall consist of two (2) to six (6) Officers, one of them being the Chief Executive Officer and the others with no specific designation, all with a term of office of one (1) year, reelection being allowed. The Board of Directors will appoint one of the Officers of the Company for the position of Investor Relations Officer.

Paragraph 1 –The election of the Board of Officers shall occur up to five (5) business days after the General Shareholders’ Meeting, and the investiture of those elected may coincide with the expiration of the term of office of their predecessors.

Paragraph 2 – In his absences, the Chief Executive Officer will be replaced by another Officer chosen by the Chief Executive Officer. In the event of a vacancy of the position of Chief Executive Officer, if there is no previously designated successor, his or her replacement will be chosen by resolution of the Board of Directors in a meeting to be called immediately by the chairman of the Board of Directors.

Paragraph 3 – The other Officers will be replaced, in cases of absence, by another Officer, chosen by the Chief Executive Officer. In the event of a vacancy in the position of Officer, the interim replacement will be chosen by the Chief Executive Officer and will take over the position of Officer until the first subsequent meeting of the Board of Directors, which will appoint a replacement for the remainder of the term of office.

Paragraph 4 – The Investor Relations Officer shall monitor the fulfillment of the obligations set forth in Article 44 of these Bylaws by shareholders of the Company and shall report to the General Shareholders’ Meeting and to the Board of Directors, when requested, his conclusions, reports and diligences.

Paragraph 5 – The Officers with no specific designation are responsible for assisting and helping the Chief Executive Officer in the management of the Company’s business and for performing the activities related to the functions that have been assigned to them by the Board of Directors.

Article 26 – The Board of Directors have all powers to perform the acts necessary for the regular operation of the Company and the achievement of its corporate purpose, however special they may be, including the power to sell and encumber permanent assets, waive rights, compromise and agree, in compliance with the relevant legal or statutory provisions. It is responsible for managing the Company’s business, in special:

I	comply and enforce these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

II	decide upon the opening, closure and change of addresses of branches, agencies, warehouses, offices and any other establishments of the Company, in Brazil or abroad;

III	submit, annually, to the appreciation of the Board of Directors, the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, as well as the proposal for the allocation of profits from the previous year;

IV	elaborate and propose to the Board of Directors the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs;

V	approve the creation and withdrawal of subsidiaries and the participation of the Company in the capital stock of other companies, in Brazil or abroad, considering the previous manifestation of the Board of Directors;

VI	approve the sale or encumbrance of real estate properties and/or permanent assets; the acquisition of real estate properties and/or permanent assets; and, also, the assumption of financial commitments associated with projects in which the Company intends to invest, provided that the Board of Directors have approved such transactions, whenever the amount exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VII	the incurrence of indebtedness for borrowed money by the Company, provided that the Board of Directors have approved such transaction, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VIII	encumber real estate assets, assign proper rights or grant proper rights in loan guarantees; and

IX	decide on any matter that is note of exclusive competence of the General Shareholders’ Meeting or the Board of Directors.

Article 27 – The Chief Executive Officer is responsible for coordinating the activities of the other Officers and for guiding the implementation of activities related to the Company’s general planning:

I	convene the Board of Officers meeting, in writing, at least five (5) business days in advance, and preside over them;

II	maintain the members of the Board of Directors informed on any activities of the Company and the progress of its operations;

III	propose, without exclusive initiative, to the Board of Directors, the role assignment to each Officer at the time of their respective election;

IV	exercise other functions that may be assigned to it by the Board of Directors;

V	appoint the replacement of the other Officers in cases of absence; and

VI	appoint the interim replacement of the other Officers in cases of vacancy, pursuant to Article 25, Paragraph 3 of these Bylaws.

Article 28 – As a general rule, and except for the cases dealt with in the subsequent Paragraphs, the Company will be represented by two (2) members of the Board of Officers, or by one (1) member of the Board of Officers together with one (1) attorney-in-fact, or by two (2) attorneys-in-fact, within the limits of their respective terms of office.

Paragraph 1 – The acts for which these Bylaws require prior authorization from the Board of Directors can only be performed if this condition is met.

Paragraph 2 – The Company may be represented by only one (1) Director or one (1) attorney-in-fact in the following cases:

a.	when the act to be practiced requires singular representation, it will be represented by any Officer or attorney-in-fact with special powers;

b.	when it comes to hiring service providers or employees; and

c.	when it comes to receiving and settling amounts due to the Company, issuing and negotiating, including endorsing and discounting bills related to its sales, as well as in the cases of correspondence that does not create obligations for the Company and the practice of simple routine administrative acts, including those practiced before government departments, mixed economy companies (Sociedades de Economia Mista), the Federal Revenue Service (Secretaria da Receita Federal), State Treasury Offices (Secretaria das Fazendas Estaduais), Municipal Treasury Offices (Secretaria das Fazendas Municipais), Commercial registries (Juntas comerciais), all judicial offices, in any instance, National Institute of Social Security (Instituto Nacional do Seguro Social – INSS), Unenployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) and their collecting banks, and others of an identical nature.

Paragraph 3 – The Board of Directors may authorize the practice of other acts binding the Company by only one of the members of the Board of Officers or an attorney-in-fact, or further, by adopting criteria of limited competence, which restrict, in certain cases, the representation of the Company to a single Officer or one attorney-in-fact.

Paragraph 4 – In the appointment of attorneys, the Company may observe the following:

a.	all powers of attorney shall be granted by the Chief Executive Officer, or his designee, jointly with any other Officer;

b.	the granting of any power of attorney will be subject to the prior approval of the Board of Directors; and

c.	all powers of attorneys must specify the extent of the powers granted, as well as its term, except in cases of ad judicia powers of attorney, which can be granted for an indefinite term.

Paragraph 5 – The Company may not be represented exclusively by attorneys-in-fact in the sale of real estate properties, assignment of real rights, or the granting of real rights for guarantee of loans, only if jointly with an Officer of the Company.

Paragraph 6 – Acts performed in violation of the provisions of this Article shall not be valid, nor shall they bind the Company.

Chapter V

FISCAL COUNCIL

Article 29 – (see below)

Current wording	Proposed wording	Justification

Article 29 – The Fiscal Council will operate on a non-permanent basis, being installed only when the General Shareholders’ Meeting so decides, always complying with the provisions set forth in the applicable law, in these Bylaws, and in the internal rules of the Fiscal Council.	Article 29 – The Fiscal Council will operate on a ~~non-~~permanent basis, ~~being installed only when the General Shareholders’ Meeting so decides,~~ always complying with the provisions set forth in the applicable law, in these Bylaws, and in the internal rules of the Fiscal Council.	The proposed change is intended to reflect the installation of the permanent Fiscal Council.

Sole Paragraph – The remuneration of the members of the Fiscal Council will be set by the Ordinary General Shareholders’ Meeting that elects them, pursuant to paragraph 3 of article 162 of Corporation Law.

Article 30 – (see below)

Current wording	Proposed wording	Justification

Article 30 – The Fiscal Council shall be comprised of three (3) to five (5) effective members and an equal number of alternates, whether shareholders or not, elected and dismissible at any time by the General Shareholders’ Meeting. In case the Company has a controlling shareholder or a group of controlling shareholders, the provisions of paragraph 4 of article 161 of Corporation Law shall apply and, in case there is no controlling shareholder or group of controlling shareholders, the rules of paragraphs 1 to 3 of this Article 30 shall be observed.	Article 30 – The Fiscal Council shall be comprised of three (3) to five (5) effective members and an equal number of alternates, whether shareholders or not, elected and dismissible at any time by the General Shareholders’ Meeting. In case the Company has a controlling shareholder or a group of controlling shareholders, the provisions of paragraph 4 of article 161 of Corporation Law shall apply ~~and, in case there is no controlling shareholder or group of controlling shareholders, the rules of paragraphs 1 to 3 of this Article 30 shall be observed~~.	The proposed changes aim to adjust Article 30 to the latest understandings of CVM on separate election for the Fiscal Council and to simplify the procedure for electing its members.

Paragraph 1 – The shareholder or group of shareholders that, individually or jointly, are holders of shares representing ten percent (10%) or more of the capital stock will be entitled to elect, in a separate vote, one (1) member and its respective alternate.	Paragraph 1 – Shareholders who do not hold Material Equity Interest in the Company will be assured the right to elect, in a separate vote, one (1) effective member to the Fiscal Council and its respective alternate. ~~The shareholder or group of shareholders that, individually or jointly, are holders of shares representing ten percent (10%) or more of the capital stock will be entitled to elect, in a separate vote, one (1) member and its respective alternate.~~

Paragraph 2 – The shareholder or group of shareholders other than the one that elected a member pursuant to Paragraph 1 of this Article shall have the same right, subject to the same election rules and conditions, including the minimum representation percentage of ten percent (10%).	~~Paragraph 2 – The shareholder or group of shareholders other than the one that elected a member pursuant to Paragraph 1 of this Article shall have the same right, subject to the same election rules and conditions, including the minimum representation percentage of ten percent (10%).~~

Current wording	Proposed wording	Justification

Paragraph 3 – Paragraph 1 All shareholders of the Company, excluding those that have elected members to the Fiscal Council pursuant to Paragraphs 1 and 2 of this Article, may elect the effective and alternate members, which, in any event, shall be equal in number to those elected pursuant to Paragraphs 1 and 2 of this Article, plus one (1).	~~Paragraph 3 – Paragraph 1 All shareholders of the Company, excluding those that have elected members to the Fiscal Council pursuant to Paragraphs 1 and 2 of this Article, may elect the effective and alternate members, which, in any event, shall be equal in number to those elected pursuant to Paragraphs 1 and 2 of this Article, plus one (1).~~

Paragraph 4 – The members of the Fiscal Council will have a unified term of office of one (1) year, reelection being allowed.	~~Paragraph 4~~Paragraph 2 – The members of the Fiscal Council will have a unified term of office of one (1) year, reelection being allowed.

Paragraph 5 – At its first meeting, the members of the Fiscal Council will elect its chairman.	~~Paragraph 5~~Paragraph 3 – At its first meeting, the members of the Fiscal Council will elect its chairman.

Paragraph 6 – The investiture of the members of the Fiscal Council will be conditioned to the prior signature of the term of investiture, which will contain their subjection to the arbitration clause set forth in Article 51 of these Bylaws, as well as the compliance with the applicable legal requirements.	~~Paragraph 6~~Paragraph 4 – The investiture of the members of the Fiscal Council will be conditioned to the prior signature of the term of investiture, which will contain their subjection to the arbitration clause set forth in Article 51 of these Bylaws, as well as the compliance with the applicable legal requirements.

Article 31 – (see below)

Current wording	Proposed wording	Justification

Article 31 – When installed, the Fiscal Council will meet, in accordance with the applicable law, whenever necessary and will analyze, at least quarterly, the financial statements and financial information.	Article 31 – ~~When installed, the~~The Fiscal Council will meet, in accordance with the applicable law, whenever necessary and will analyze, at least quarterly, the financial statements and financial information.	The proposed change is intended to reflect the installation of the permanent Fiscal Council

Paragraph 1 – Regardless of any formalities, a meeting will be considered regularly called when all members of the Fiscal Council attend it.

Paragraph 2 – The Fiscal Council resolves by an absolute majority of votes, with the majority of its members present.

Paragraph 3 – The Fiscal Council members can be replaced, in their absences and impediments, by their respective substitutes.

Article 32 – In the event of a vacancy in the position of Fiscal Council member, the respective substitute will take his place; if there is no substitute, the General Shareholders’ Meeting will be called to proceed with the election of a member for the vacant position.

Chapter VI

AUDIT COMMITTEE

Article 33 – The Audit Committee is a collective advisory body directly linked to the Board of Directors, which exercises its functions in accordance with the provisions of these Bylaws, its internal regulations, and the applicable CVM and B3 regulations.

Article 34 – (see below)

Current wording	Proposed wording	Justification

Article 34 – The Audit Committee shall operate on a permanent basis and shall be composed of three (3) members, with a term of office of two (2) years, reelection being allowed, appointed and dismissed by the Board of Directors, and shall observe the following requirements: (i) at least two (2) of the members shall also be members of the Board of Directors, (ii) at least one (1) shall have recognized experience in corporate accounting matters, and (iii) the majority shall be independent members, as defined by CVM Resolution No. 23, of February 25, 2021 (“CVM Resolution 23”), or the regulation that replaces it. Having exercised a term of office for any period and not being reelected, the members of the Audit Committee may only rejoin such body after at least 3 (three) years have elapsed from the end of the term of office. Nevertheless, the members of the Audit Committee cannot remain in their positions for more than ten (10) years.	Article 34 – The Audit Committee shall operate on a permanent basis and shall be composed of three (3) members, with a term of office of two (2) years, reelection being allowed, appointed and dismissed by the Board of Directors, and shall observe the following requirements: (i) at least ~~two~~one (~~2~~1) of the members of the Audit Committee shall also be member~~s~~ of the Board of Directors, (ii) at least one (1) of the members of the Audit Committee shall not be member of the Board of Directors; (iii) at least one (1) member of the Audit Committee shall have recognized experience in corporate accounting matters, and (~~iii~~iv) the majority of the Audit Committee shall be comprised by independent members, as defined by CVM Resolution No. 23, of February 25, 2021 (“CVM Resolution 23”), or the regulation that replaces it. Having exercised a term of office for any period and not being reelected, the members of the Audit Committee may only rejoin such body after at least 3 (three) years have elapsed from the end of the term of office. Nevertheless, the members of the Audit Committee cannot remain in their positions for more than ten (10) years.	The proposed changes aims to (i) reflect the exclusion of the definition of “Control” from Article 42, as well as the requirement under SEC Rule 10-3 (c)(3); and (ii) relax the rule for the composition of the Audit Committee, so as to reduce, from 2 to 1, the minimum number of members of the Board of Directors who must necessarily be members of the Audit Committee.

Paragraph 1 – Officers of the Company, Controlled companies, controlling shareholders, affiliates or companies under common control are not allowed to participate as members of the Audit Committee.	Paragraph 1 – Officers of the Company, ~~Controlled~~controlled companies, controlling shareholders, affiliates or companies under common control are not allowed to participate as members of the Audit Committee.	The proposed change is intended to reflect the exclusion of the definition of “Control” from Article 42.

Paragraph 2 – The same member of the Audit Committee may accumulate both characteristics set forth in the main section.

Paragraph 3 – The members of the Audit Committee must meet the requirements set forth in article 147 of Corporation Law.

Paragraph 4 – The Audit Committee will be coordinated by a coordinator appointed upon the appointment of the members of the Audit Committee.

Paragraph 5 – The Audit Committee will have its own budget approved by the Board of Directors, destined to cover expenses with its functioning and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent specialist is required.

Paragraph 6 – The Audit Committee should meet whenever necessary, but at least bimonthly, so that the accounting information is always appreciated before it is disclosed.

Paragraph 7 – The provisions of article 22, paragraph 3 of the Novo Mercado Listing Regulation must be observed.

Article 35 – The Audit Committee shall have responsibility to convene upon the following matters, among others:

I	issue an opinion on the engagement or dismissal of independent outside auditors or any other service;

II	oversee the activities of the independent auditors, to evaluate (a) their independence; (b) the quality of the services provided; and (c) the suitability of the services provided, pursuant to the needs of the Company;

III	assess and monitor the quality and integrity of the quarterly information, interim statements, and financial statements;

IV	monitor and supervise the activities of the Company’s internal audit and internal controls team;

V	supervise the activities of the team responsible for the preparation of the financial statements;

VI	monitor the quality and integrity of: (a) the internal control mechanisms; and (b) the information and measurements disclosed based on adjusted accounting data, and non-accounting data, which may add not foreseen elements in the usual financial statement reporting structure;

VII	assess and monitor the risk exposures of the Company, including requiring detailed information from policies and procedures related to: (a) management compensation; (b) use of assets of the Company; and (c) expenses incurred on behalf of the Company;

VIII	appraise, monitor and recommend to the management the correction or improvement of the internal policies of the Company, including the Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas), in compliance with the provisions of article 31-D, item V, of CVM Resolution No. 23, or the regulations that may alter it; and

IX	prepare an annual summary report to be presented jointly with the financial statements, containing a description of: (a) the meetings held, their activities, the main issues discussed, the results and conclusions reached, and the recommendations made; and (b) any situations in which there is significant disagreement between the management of the Company, independent auditors, and the Audit Committee regarding the financial statements of the Company.

Paragraph 1 – The Audit Committee must have the means to receive and handle information, including confidential information, internal and external to the Company about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, with provision for specific procedures to protect the provider and the confidentiality of the information.

Paragraph 2 – The internal regulation of the Audit Committee will contain a forecast of its functions, as well as its operational procedures.

Chapter VII

ALLOCATION OF PROFITS

Article 36 – The fiscal year begins on July 1 and ends on June 30 of each year.

Sole Paragraph – At the end of each fiscal year, the Board of Officers will cause the financial statements of the Company to be prepared, in compliance with the relevant legal provisions.

Article 37 – Together with the financial statements for each year, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal for the allocation of the annual net income (lucro líquido anual), calculated after deducting the participations referred to in article 190 of the Corporation Law and in Paragraph 2 of this Article, adjusted for purposes of calculating dividends, pursuant to article 202 of Corporation Law, observing the following order of deduction:

a.	a minimum of five percent (5%) of the annual net income shall be retained as legal reserve (reserva legal) until it reaches the percentage of at least twenty percent (20%) of the capital stock. In the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserve (reserva de capital) exceeds thirty percent (30%) of the capital stock, the allocation of a portion of the net income of the year in the legal reserve shall not be mandatory;

b.	the portion necessary for the payment of a mandatory dividend shall not be lower, each year, than twenty-five percent (25%) of the adjusted net income (lucro líquido ajustado), pursuant to article 202 of Corporation Law; and

c.	the remaining part of the adjusted net income shall be destined to the Investment and Expansion Reserve (Reserva para Investimento e Expansão), based or not on a capital budget approved by the General Shareholders’ Meeting, pursuant to article 196 of Corporation Law. The amounts registered in this reserve may be used as ballast for the acquisition by the Company of shares of its own issuance, under the terms of share buyback programs approved by the Board of Directors.

Paragraph 1 – The balance of profit reserves, except for unrealized profit reserves and reserves for contingencies, cannot exceed the capital stock of the Company. Once this maximum limit is reached, the General Shareholders’ Meeting may decide on the application of the surplus in the payment of the capital stock, the increase of the capital stock or even on the distribution of dividends.

Paragraph 2 – The General Shareholders’ Meeting may assign to the members of the Board of Directors and the Board of Officers a share in the profits of the Company, after deducting the accumulated losses and the provision for income tax and social contribution, pursuant to applicable law.

Article 38 – By proposal of the Board of Officers, approved by the Board of Directors, ad referendum of the General Shareholders’ Meeting, the Company may pay or credit interest to the shareholders, as remuneration of the equity of the latter, in compliance with the applicable legislation. Any amounts thus disbursed may be charged to the amount of the mandatory dividend provided for in these Bylaws.

Paragraph 1 – If interest is credited to shareholders during the fiscal year, the shareholders will be offset against the dividends to which they are entitled and will be assured of payment of any remaining balance. Should the amount of the dividends be less than the amount credited to them, the Company may not charge the excess balance to the shareholders.

Paragraph 2 – The effective payment of interest on capital (juros sobre o capital próprio), having been credited during the fiscal year, will be made by resolution of the Board of Directors in the same or the next fiscal year, but no later than the dividend payment dates.

Article 39 – The Company may draw up balance sheets on a half-yearly basis or at shorter periods, and may declare upon resolution of the Board of Directors:

a.	intercalary dividends (dividendos intercalares) or interest on capital to the retained earnings account, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached), provided that the total amount of dividends and interest on capital paid in each semester of the fiscal year does not exceed the amount of the capital reserve; and

b.	interim dividends or interest on capital based on the balance of the profit reserves, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached).

Article 40 – The General Shareholders’ Meeting may resolve on the capitalization of the profit or capital reserve, including those established in interim balance sheets, pursuant to the applicable law.

Article 41 – Dividends not received or claimed shall prescribe within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company.

Chapter VIII

SALE OF SHAREHOLDING CONTROL

Article 42 – (see below)

Current wording	Proposed wording	Justification

Article 42 – For the purposes of this Chapter, the following capitalized terms shall have the following meanings:	Article 42 – For the purposes of this Chapter, the following capitalized terms shall have the following meanings:	Considering that the definition of a controlling shareholder depends on a case-by-case analysis, based on factual elements, the management of the Company suggests excluding the definition of “Current Controlling Shareholders”. In addition, suggests excluding the definition of “Control” from the Bylaws, since it derives from Corporation Law, as interpreted by the CVM. Consequently, it suggests changing the definition of “Group of Shareholders”, in order to reflect the exclusion of the definition of “Control” proposed for Article 42; and, finally, suggests defining “Material Shareholding”, highlighting that said definition is in line with the concept/definition of “Acquirer of Material Shareholding” already existing in this Article 42.

“Acquirer of Material Shareholding” means any individual, including, without any limitation, any legal or natural person, legal entities, investment funds, condominium, securities portfolio, universality of rights or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Group of Shareholders that acquire shares of the Company, pursuant to Article 44 of these Bylaws.	“Acquirer of Material Shareholding” means any individual, including, without any limitation, any legal or natural person, legal entities, investment funds, condominium, securities portfolio, universality of rights or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Group of Shareholders that acquire shares of the Company, pursuant to Article 44 of these Bylaws.

“Current Controlling Shareholders” means the Group of Shareholders that holds the Control of the Company on the date of publication of the announcement of the commencement of the public distribution of shares, object of the registration request filed at CVM on October 26, 2005, under number RJ/2005 - 07556 (“Commencement Announcement”), within the scope of the primary public distribution of shares made by the Company, its controlling shareholders, controlled companies and companies under common control.	“Current Controlling Shareholders” means the Group of Shareholders that holds the Control of the Company on the date of publication of the announcement of the commencement of the public distribution of shares, object of the registration request filed at CVM on October 26, 2005, under number RJ/2005 - 07556 (“Commencement Announcement”), within the scope of the primary public distribution of shares made by the Company, its controlling shareholders, controlled companies and companies under common control.

“Control” (as well as its related terms) means the effective power used by a shareholder to direct the activities of the Company as well as to lay down the guidelines for the operation of its bodies, directly or indirectly, in a de facto or de jure manner, regardless of the equity interest held.	“Control” (as well as its related terms) means the effective power used by a shareholder to direct the activities of the Company as well as to lay down the guidelines for the operation of its bodies, directly or indirectly, in a de facto or de jure manner, regardless of the equity interest held.

“Group of Shareholders” means the group of people (i) bounded by agreements or agreements on voting rights of any nature, directly or by means of controlled companies, Controlling companies or companies under common Control; (ii) between which there is a Control relationship; or (iii) under common Control.	“Group of Shareholders” means the group of people (i) bounded by agreements or agreements on voting rights of any nature, directly or by means of controlled companies, Controlling controling companies or companies under common Control control; (ii) between which there is a Control control relationship; or (iii) under common Control control.

N/A	“Material Shareholding” means the ownership of shares issued by the Company, in the amount equal to or greater than twenty percent (20%).

Article 43 – (see below)

Current wording	Proposed wording	Justification

Article 43 – The direct or indirect sale of the Control of the Company, whether by means of a single transaction or successive transactions, must be contracted under the condition that the acquirer of control undertakes to hold a PTO for the shares of all other shareholders and holders of securities convertible into shares, pursuant to the conditions and deadlines provided for in the regulations in force and in the Novo Mercado Listing Regulation, so as to ensure them equal treatment with the seller of the control.	Article 43 – The direct or indirect sale of the Control control of the Company, whether by means of a single transaction or successive transactions, must be contracted under the condition that the acquirer of control undertakes to hold a PTO for the shares of all other shareholders and holders of securities convertible into shares, pursuant to the conditions and deadlines provided for in the regulations in force and in the Novo Mercado Listing Regulation, so as to ensure them equal treatment with the seller of the control.	The proposed change is intended to reflect the exclusion of the definition of “Control” from Article 42.

Sole Paragraph – If the acquisition of Control also subjects the acquirer of Control to hold the PTO required by Article 44 of these Bylaws, the acquisition price of PTO shall be the highest between the prices determined pursuant to this Article 43 and Article 44, Paragraph 2 of these Bylaws.	Sole Paragraph – If the acquisition of Control control also subjects the acquirer of Control control to hold the PTO required by Article 44 of these Bylaws, the acquisition price of PTO shall be the highest between the prices determined pursuant to this Article 43 and Article 44, Paragraph 2 of these Bylaws.

Article 44 – Any Acquirer of Material Shareholding who acquirers or becomes holder of shares issued by the Company, in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall within a maximum of sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of the shares in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO of all shares issued by the Company, pursuant to the provisions of the applicable CVM regulations, notably CVM Resolution No. 85, of March 31, 2022 (“CVM Resolution 85”), the regulations of B3 and the terms of these Articles, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 1 – The PTO shall be (i) addressed instinctively to all shareholders of the Company; (ii) carried out in an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph 2 below; and (iv) paid in cash, in national currency, against the acquisition in the PTO of shares issue by the Company.

Paragraph 2 – The acquisition price of each share issued by the Company in the PTO may not be lower than the highest value between (i) the economic value determined in an appraisal report; (ii) one hundred and fifty-percent (150%) of the issuance price of the shares in the most recent capital increase carried out through public distribution occurred in the period of twenty-four (24) months that precedes the date in which it becomes mandatory to carry out the PTO pursuant this Paragraph 2, duly restated at the positive variation of the Extended Consumer Price Index – IPCA until the payment; and (iii) one hundred and fifty-percent (150%) of the weighted average of the average share price reached by the shares issued by the Company during the period of ninety (90) trading days prior to the holding of the PTO on the stock market on which there is the highest volume of trading of shares issued by the Company.

Paragraph 3 – The holding of a PTO mentioned on main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, formulating a competing PTO, under the terms of the applicable regulation.

Paragraph 4 – The Acquirer of Material Shareholding shall be obliged to comply with any demands, request or requirements made by CVM, formulated based on the applicable legislation related to PTO, within the maximum terms prescribed in the applicable regulation.

Paragraph 5 – In the event the Acquirer of Material Shareholding does not comply with the obligations imposed by this Article, including the ones concerning with the deadlines regarding the holding of the PTO, the Board of Directors of the Company shall convene a General Shareholders’ Meeting, in which the Acquirer of Material Shareholding will not be allowed to vote, to resolve on the suspension of the exercise of the rights of the Acquirer of Material Shareholding, who has not complied with its obligations imposed by this Article and pursuant to article 120 of Corporation Law, without prejudice to the liability of the Acquirer of Material Shareholding for losses and damages caused to the other shareholders as a result of the noncompliance with the obligations imposed by this Article.

Paragraph 6 – Any Acquirer of Material Shareholding who acquires or becomes the holder of other rights, including usufruct or trust, over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall also be obliged within a maximum sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of such rights over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO under the terms described in this Article, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 7 – The obligations set forth in article 254-A of Corporation Law and Article 41 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 of this Bylaws.

Paragraph 8 – The provisions of this Article shall not apply in the event of person becoming the holder of shares issued by the Company in an amount exceeding twenty percent (20%) of the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder sells the excess shares within sixty (60) days from the material event; (ii) corporate reorganization within the Company’s economic group, including, without limitation, the assignment and/or transfer of shares issued by the Company between controlled companies and controlling companies or companies under common control; (iii) merger of a company by the Company or the merger of the shares of another company by the Company; or (iv) subscription of shares of the Company, carried out in a single primary issuance, approved at a General Shareholders’ Meeting of the Company, called by the Board of Directors and whose capital increase proposal has determined the price of issuance of the shares based on the economic value obtained from an economic and financial valuation report of the Company conducted by a specialized company with proven experience in the valuation of publicly-held companies.

Paragraph 9 – For the purpose of calculating the percentage of twenty percent (20%) of the total shares issued by the Company described in the main section of this Article, involuntary shareholding increases resulting from the cancellation of treasury shares or the reduction of the capital stock of the Company with the cancellation of shares shall not be computed.

Paragraph 10 – Should CVM regulation applicable to the PTO set forth in this Article determine the adoption of a calculation criteria for determining the acquisition price for the shares of the Company that results in an acquisition price higher than the one determined pursuant to Paragraph 2 of this Article, said acquisition price calculated pursuant to CVM regulation shall prevail in the execution of the PTO set forth in this Article.

Paragraph 11 – Any amendment that restricts the right of the shareholders to hold a PTO, as provided for in this Article, or the exclusion of this Article shall oblige the shareholders who voted in favor of such amendment or exclusion in the resolution at the General Shareholders’ Meeting to hold the referred PTO provided for in this Article.

Article 45 – The costs of preparing the required appraisal report shall be borne in full by those responsible for holding the PTO for the acquisition of the shares, as the case may be.

Article 46 – A single PTO may be carried out aiming more than one of the purposes set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM, as long as it is possible to make the procedures of all PTO modalities compatible, there is no prejudice to the addressees of the offer, and the authorization of CVM is obtained when required by the applicable legislation.

Article 47 – The Company or the shareholders responsible for conducting the PTO set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM may ensure its execution through any shareholder, third-party and, as the case may be, by the Company itself. The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out the PTO until it is concluded in compliance with the applicable rules.

Article 48 – In the event of the filing of any PTO referred to in this Chapter, all shares eventually resulting from the exercise of subscription warrants issued by the Company shall be included as an object, pursuant to article 15 of CVM Resolution 85, and the Company shall ensure to the holders of the referred subscription warrants the right to subscribe and receive the shares object of subscription warrants within ten (10) business days after the communication to this effect.

Chapter IX

DESLISTING FROM THE NOVO MERCADO

Article 49 – The delisting of the Company from Novo Mercado may occur, pursuant to Article 50 and Article 51 below, due to:

I	decision by the controlling shareholder or the Company;

II	failure to discharge the obligations of the Novo Mercado Listing Regulation; and

III	cancellation of the Company’s CVM registration as a public company or of its CVM category conversion, in which case the provisions of the aplicable laws must be observed.

Article 50 – Voluntary delisting from Novo Mercado only will be granted by B3 if it is preceded by a PTO that follows the procedures required by CVM Resolution 85 for cancellation of registration as a public company and by the Novo Mercado Listing Regulation.

Sole Paragraph – Voluntary delisting from Novo Mercado may occur regardless of whether the PTO is held if a waiver is approved by a General Shareholders’ Meeting, pursuant to the terms and conditions of Article 13 above.

Article 51 – Application of the sanction of compulsory delisting from Novo Mercado depends on the holding of a PTO with the same characteristics as the PTO arising from voluntary delisting from Novo Mercado, pursuant to Article 50 above.

Sole Paragraph – If the percentage of one third (1/3) of the Free Float for delisting from Novo Mercado is not reached after the PTO is held, trading in the shares of the Company on the segment may continue for six (6) months after the PTO without prejudice to the application of a monetary penalty.

Chapter X

CORPORATE RESTRUCTURING

Article 52 – In the event of a corporate reorganization involving transfer of the shareholder base of the Company, the resulting companies must apply for listing on Novo Mercado within one hundred and twenty (120) days of the date of the General Shareholders’ Meeting that approves the reorganization.

Sole Paragraph – If the reorganization involves resulting companies that do not intend to apply for listing on Novo Mercado, this structure must be approved by a majority of the shareholders of the Company holding Free Float shares and present at the General Shareholders’ Meeting.

Chapter XI

ARBITRAL TRIBUNAL

Article 53 – The Company, its shareholders, managers, members of the Fiscal Council, effective and/or alternates, if any, undertake to seek arbitration by the Market Arbitration Chamber of Novo Mercado, and to abide by its rules in order to resolve any dispute that may arise relating to their status as issuer, shareholder, management and Fiscal Council members, especially in light of the provisions of Law No. 6.385, of December 7, 1976, as amended, Corporation Law, these Bylaws, the rules issued by the National Monetary Council (CMN), the Central Bank of Brazil (BCB) and by the CVM, as well as other rules applicable to the securities market in general, the rules applicable to the Novo Mercado Listing Regulation and other regulation established by B3 and the Novo Mercado participation agreement.

Chapter XII

COMPANY’S LIQUIDATION

Article 54 – The Company will go into liquidation in the cases determined by law, and the General Shareholders’ Meeting will be responsible for electing the liquidator or liquidators, as well as the Fiscal Council that must operate during this period, in compliance with the legal formalities.

Chapter XIII

GENERAL AND TRANSITORY PROVISIONS

Article 55 – Silent cases and unforeseen events not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and regulated in accordance with the provisions of the Corporation Law and the Novo Mercado Listing Regulation.

Article 56 – The Company is strictly prohibited from granting financing or guarantees of any kind to third parties, in any way, for activities other than the corporate interests.

Article 57 – (see below)

Current wording	Proposed wording	Justification

Article 57 – The provisions of Article 44 of these Bylaws do not apply to the Current Controlling Shareholders and their successors, applying exclusively to those investors who acquire shares and become shareholder of the Company after the effective date of the adhesion and listing of the Company on the Novo Mercado.	Article 57 – The provisions of Article 44 of these Bylaws do not apply to the ~~Current Controlling Shareholders~~Founding Shareholders and their successors, applying exclusively to those investors who acquire shares and become shareholder of the Company after the effective date of the adhesion and listing of the Company on the Novo Mercado.	The proposed change aims to adapt the Bylaws to a scenario in which the Company has no controlling shareholders. The definition of a controlling shareholder depends on a case-by-case analysis, based on factual elements.

Sole Paragraph, the rights set forth in the main section of this Article shall not be transferred in any case to third parties who acquire shares issued by the Company that are currently held by the Current Controlling Shareholders or their successors.	~~Sole Paragraph~~Paragraph 1 – For purpose of clarity, the rights set forth in the main section of this Article shall not be transferred in any case to third parties who acquire shares issued by the Company that are currently held by the ~~Current Controlling Shareholders~~Founding Shareholders or their successors.

N/A	Paragraph 2 – For purpose of this Article, “Founding Shareholders” means the shareholders of the Company who held Material Shareholding, by the date of publication of the announcement of the commencement of the public distribution of shares, object of the registration request filed at CVM on October 26, 2005, under number RJ/2005 – 07556 (Commencement Announcement).

* * *

Exhibit II – Amended and Restated Bylaws

BYLAWS OF

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly held Company with Authorized Capital

CNPJ/ME No. 07.628.528/0001-59
NIRE 35.300.326.237

Chapter I

NAME, HEAD OFFICE, PURPOSE, AND DURATION

Article 1 – BrasilAgro – Companhia Brasileira de Propriedades Agrícolas is a corporation governed by these Bylaws and Other applicable law (“Company”).

Article 2 – The Company is headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1,309, 5th floor, Zip Code 01452-002.

Article 3 – The Company’s corporate purpose is:

I	the exploitation of agricultural, livestock, and forestry activities of any kind and nature, and the rendering of services directly or indirectly related;

II	the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or urban areas;

III	the import and export of agricultural and livestock-related products and inputs;

IV	the intermediation in real estate operations of any kind;

V	the participation in other companies as quotaholder or shareholder, and in commercial undertakings of any nature, in Brazil and/or abroad, directly or indirectly related to the objectives described herein; and

VI	the management of its own assets and those of third parties.

Article 4 – With the Company’s admission to the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, if any, are subject to the provisions of the B3 Novo Mercado Listing Regulations (“Novo Mercado Listing Regulations”).

Article 5 – The Company has an indefinite term.

Chapter II

CAPITAL STOCK AND SHARES

Article 6 – The Company’s capital stock is of One billion five hundred eighty-seven million nine hundred eighty-four thousand six hundred Brazilian Reais and seventy-one cents (BRL 1,587,984,600.71, divided in One hundred two million three hundred thirty-seven thousand eight (102,377,008) common shares, all nominative and with no par value.

Article 7 – The Company is authorized to increase its capital stock up to the limit of Three billion Brazilian Reais (BRL 3,000,000,000.00), regardless of any changes of these Bylaws, pursuant to article 168 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”).

Paragraph 1 – Within the limits of authorized capital and by resolution of the Board of Directors, the Company may increase the capital stock by issuing shares, debentures convertible into shares and subscription warrants. The Board of Directors will stablish the conditions of the issue, including price and payment term.

Paragraph 2 – Within the limits of authorized capital and according to the plans approved by the General Shareholders’ Meeting, the Board of Directors may grant stock options or subscriptions of shares to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for the shareholders.

Paragraph 3 – The issuance by the Company of beneficial interest is herewith prohibited.

Article 8 – The capital stock will be represented exclusively by common shares and each common share will correspond to the right to one vote in the resolutions of the General Shareholders’ Meeting.

Article 9 – At the Board of Directors’ discretion, preemptive rights may be excluded or reduced in the issuance of shares, debentures convertible into shares, and subscription warrants, whose placement is made through stock exchange or public subscription, or through an exchange for shares in a public offering for the acquisition of control, under the terms established by law, within the limit of authorized capital.

Chapter III

SHAREHOLDERS’ MEETING

Article 10 – The Shareholders’ will hold ordinary meetings every year and, extraordinary meetings, whenever convened pursuant to the terms of Corporation Law or these Bylaws.

Paragraph 1 – The resolutions of the General Shareholders’ Meeting are subject to an absolute majority of votes present, not counting blank votes, except in the special cases foreseen by law and these Bylaws.

Paragraph 2 – The General Shareholders’ Meeting can only resolve on matters of the agenda, pursuant to the respective call notice, subject to the exceptions set forth in the Corporation Law.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders shall present, preferably at least two (2) days in advance, the documents proving their identity, ownership of the shares of the Company and, as the case may be, their representation.

Paragraph 4 – The shareholder may be represented in the General Shareholders’ Meeting by an attorney-in-fact appointed less than one (1) year provided he/she is a shareholder, a manager of the Company, a lawyer, a financial institution or an investment fund manager that represents the joint owners.

Paragraph 5 – The resolutions of the General Shareholders’ Meeting must be drawn up as a summary of the facts occurred, briefly indicating the vote of the shareholders present, the blank votes and abstentions; and, by resolution of the shareholders representing the majority of the voting shares present at the meeting, the minutes shall be published with omission of signatures.

Article 11 – The General Shareholders’ Meeting shall be installed and chaired by the chairman of the Board of Directors or, in its absence, installed and chaired by other member of the Board of Directors, Board of Officers or shareholder appointed by writing by the chairman of the Board of Directors. The chairman of the General Shareholders’ Meeting may appoint up to two (2) secretaries.

Article 12 – In addition to the provisions established by applicable law, the General Shareholders’ Meeting shall have exclusive responsibility to convene upon the following matters:

I	elect and dismiss the members of the Board of Directors;

II	set the overall annual Compensation of the members of the Board of Directors and the Board of Officers, as well as that of the members of the Fiscal Council;

III	allocate share bonuses and decide on any grouping and splitting of shares;

IV	approve stock option or stock subscription plans for the managers and employees of the Company, as well as for the managers and employees of other companies that are directly or indirectly controlled by the Company;

V	resolve, according to the proposal presented by the management, on the Destination of the profit of the fiscal year and the distribution of dividends;

VI	elect the liquidator, as well as the Fiscal Council that must function within the liquidation period;

VII	resolve on the cancellation of the Company’s registration as a publicly held company with the CVM;

VIII	resolve on the issuance of shares, debentures convertible into shares and subscription warrants in an amount exceeding the authorized capital;

IX	resolve on the execution of transactions with related parties, the sale or contribution of assets to another company, in case the transaction exceeds fifty percent (50%) of the value of the total assets of the Company, as per the last approved balance sheet; and

X	file for bankruptcy, judicial or extrajudicial recovery, liquidation or dissolution of the Company.

Article 13 – The General Shareholders’ Meeting may also be convened to exempt a public tender offer (oferta pública para aquisição de ações or “PTO”) for delisting of Novo Mercado, which shall be convened on first call with the presence of shareholders representing at least two-thirds (2/3) of the Free Float. If said quorum is not reached, the General Shareholders’ Meeting may be convened on second call with the presence of shareholders representing any number of shares of the Free Float. The resolution concerning the exemption of the PTO must be approved by a majority of the votes of shareholders holding Free Float present at the General Shareholders’ Meeting, as provided for in the Novo Mercado Listing Regulation.

Sole Paragraph – For the purposes of these Bylaws, “Free Float” means all shares issued by the Company, Other than those held by the controlling shareholder, any related persons, managers of the Company and treasury stock.

Chapter IV

MANAGEMENT

Section I – Common provisions to the management bodies

Article 14 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The members of the Board of Directors and the Board of Directors will take office upon the (i) signature of the investiture term drawn up in the proper book, which will contemplate its subjection to the arbitration clause, provided for in Article 53 of these Bylaws; and (ii) compliance with the applicable legal requirements.

Paragraph 2 – The members of the Board of Directors and Board of Officers shall remain in their roles until the investiture of its replacements, except in case of otherwise resolved by the General Shareholders’ Meeting or by the Board of Directors, as the case may be.

Paragraph 3 – The roles of chairman of the Board of Directors and Chief Executive Officer (CEO) or main executive of the Company may not be accumulated by the same individual, except in the event of vacancy, pursuant to the terms of the Novo Mercado Listing Regulation.

Article 15 – The General Shareholders’ Meeting will set the annual global Compensation for distribution among the managers, and the Board of Directors will be responsible for distributing the amount individually, after considering the opinion of the Compensation Committee.

Article 16 – Any of the management bodies validly meets with the presence of the majority of its members and resolves by the vote of the Absolute majority of those present, except as provided in Article 22 of these Bylaws.

Sole Paragraph – Prior call notice shall be required for the meetings of the management bodies, pursuant to the terms of these Bylaws. Prior call for the meeting as a condition for its validity shall only be exempted if all its members are present. The member of the management body who can not attend the meeting in person or by any means, as provided for in these Bylaws, shall also be deemed present and may cast a vote, if he/she so wished, if he/she sends a written communication to the chairman of the respective body and/or to the secretary of the meeting, stating its vote instructions to be cast on his/her behalf at the meeting, in which case the vote may only be computed if is given under the terms of the written communication sent by the member in question.

Section II – Board of Directors

Article 17 – The Board of Directors shall be comprised by, at least five (5) and at most nine (9) members, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 – With regards to the Board of Directors, at least two (2) members or twenty percent (20%) of the Board of Directors, whichever is greater, must be independent directors, pursuant to the definition of the Novo Mercado Listing Regulation. The characterization of the nominees to the Board of Directors as independent directors must be decided by the General Shareholders’ Meeting that elects them.

Paragraph 2 – When a fractional number results from the percentage referred to in the above paragraph, it will be rounded up to the next whole number, according to the Novo Mercado Listing Regulation.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders must decide on the actual number of members that should comprise the Board of Directors.

Paragraph 4 – The Director must have an unblemished reputation, and may not be elected, unless exempted by the General Shareholders’ Meeting, anyone who (i) holds positions in companies that may be considered competitors of the Company; or (ii) represents conflicting interests with the Company.

Paragraph 5 – To better perform its functions, the Board of Directors may create committees or work groups with defined purposes, in addition to the Compensation Committee, the Executive Committee and the Statutory Audit Committee; always aiming to advise the Board of Directors, which shall be comprised of individuals appointed by Board of Directors from among the members of the management of the Company and/or individuals connected, directly or indirectly, to the Company.

Paragraph 6 – The acting members of the Board of Directors will automatically be considered for reelection by joint proposal of the members of the Board of Directors. In case the cumulative voting procedure (voto múltiplo) has not been requested, the members of the Board of Directors shall decide by an absolute majority of those present at the meeting to propose the name of replacement candidates to replace any acting member of the Board of Directors who declines reelection, to the extent that such nomination is necessary to compose the slate of candidates for the positions on the Board of Directors, pursuant to Article 18 below. If the cumulative voting procedure has been requested, each acting member of the Board of Directors will be considered as a candidate for reelection to the Board of Directors and no replacement candidates will be nominated for the position of any acting member who declines reelection.

Paragraph 7 – If the Company receives a written request from shareholder wishing to request the adoption of cumulative voting procedure, pursuant to article 141, paragraph 1 of Corporation Law, the Company will disclose the receipt and the content of such request (i) immediately, by electronic means, to the CVM and to B3; and (ii) within two (2) days of receipt of the request, counting only days when the newspapers usually used by the Company are in circulation, by publishing a notice to shareholders.

Paragraph 8 – If any shareholder wishes to appoint one or more representatives to compose the Board of Directors who are not members in its most recent composition, such shareholder must notify the Company in writing, preferably five (5) days prior to the General Shareholders’ Meeting that will elect the members of the Board of Directors, containing the information of the candidates required by applicable regulation, including its name, qualifications and professional resume. If the appointment of one or more candidates to compose the Board of Directors is received, the Company will disclose the receipt and the content of the appointment, electronically, via notice to shareholders.

Article 18 – If the adoption of cumulative voting procedure has not been requested for the election of the members of the Board of Directors, the General Shareholders’ Meeting shall vote by means of plates previously registered with the presiding of the meeting and shall assure to shareholders holding, individually or in group, at least fifteen percent (15%) of the Company’s common shares, provided that such percentage may be reduced according to the understanding and/or regulation of CVM, the right to elect in a separate vote, a member to compose the Board of Directors. The presiding of the meeting shall not accept the registration of any plates in violation of the provisions of this Article.

Article 19 – The Board of Directors shall have one (1) chairman and one (1) vice chairman, who shall be elected by an absolute majority of votes of those present, at the meeting of the Board of Directors held after the investiture of such members, or whenever a resignation or vacancy occurs in those positions. The vice-chairman will exercise the chairman’s position in his absences, regardless of any formality. In the event of absence of both the chairman and the vice-chairman of the Board of Directors, the duties of the chairman will be performed by another member of the Board of Directors appointed by the chairman.

Sole Paragraph – The chairman or vice-chairman of the Board of Directors will convene and preside over the meetings of the Board of Directors and the General Shareholders’ Meeting, except in the cases of General Shareholders’ Meeting, in which he/she appoints in writing a member of the Board of Directors, Board of Officers or shareholder to preside over the meeting.

Article 20 – The Board of Directors shall meet, ordinarily, six (6) times a year and, extraordinarily, whenever called by the chairman or by the majority of its members. The meetings of the Board of Directors may be held by conference call, videoconference or by any other means of communication that allows the identification of the member and simultaneous communication with all other individuals present at the meeting.

Paragraph 1 – Meetings will be called by written notice delivered to each member of the Board of Directors at least five (5) business days in advance, which must include the agenda, date, time, and place of the meeting.

Paragraph 2 – All resolutions taken by the Board of Directors will be recorded in the minutes drawn up in the Book of Minutes of the Board of Directors Meetings and signed by the directors present.

Article 21 – In addition to the provisions established by applicable law and by these Bylaws, the Board of Directors shall have exclusive responsibility to convene upon the following matters:

I	to give general guidelines on the Company’s business;

II	to elect and remove the Board of Officers;

III	to assign each member of the Board of Officers to its respective responsibilities, including the Investor Relations Officer, subject to the provisions of these Bylaws;

IV	to convene the General Shareholders’ Meeting, when deemed convenient, or pursuant to the rules or article 132 of Corporation Law;

V	to inspect the management of the members of the Board of Officers, examining, at any time, the Company’s books and records and requesting information about agreements executed or about to be executed and any other acts;

VI	to appoint and dismiss of the independent auditors, considering the recommendations of the Audit Committee or Fiscal Council, as applicable;

VII	to summon the independent auditors to provide necessary clarifications on any matter;

VIII	to appraise the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, and resolve on its submission to the General Shareholders’ Meeting;

IX	to approve the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution;

X	to manifest itself previously about any subject to be submitted to the General Shareholders’ Meeting;

XI	to authorize the issuance of shares, debentures convertible into shares and subscription bonuses of the Company, within the limits authorized in Article 7 of these Bylaws, establishing the conditions of issuance, including price and payment terms, also being entitled to exclude the preemptive right or reduce the term for its exercise in the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made through sale on the stock exchange or by public subscription or in a PTO for acquisition of control, under the terms established by the applicable law, pursuant to Article 9;

XII	to resolve on the acquisition by the Company of shares of its own issuance, to be maintained in treasury and/or further retired or disposed;

XIII	to grant stock options or share subscription plans to the managers and employees of the Company, as well as to the managers and employees of other companies that are controlled directly or indirectly by the Company, without preemptive rights to the shareholders under the terms of the plans approved by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XIV	to establish the amount of profit sharing for the Officers and employees, after considering the opinion of the Compensation Committee;

XV	to distribute among the Officers, individually, a portion of the management’s overall annual compensation fixed by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XVI	to approve, after considering the opinion of the Compensation Committee, the execution of any agreement between the Company and each Officer that contemplates the payment of amounts, including the payment amounts as indemnification, due to: (i) the Officer’s voluntary or involuntary dismissal; (ii) change of control; (iii) any other event.

XVII	to issue simple debentures, not convertible into shares and without collateral;

XVIII	to grant any guarantees for third-party obligations;

XIX	to establish the competence of the Board of Officers to issue any credit instruments for funding, be they bonds, notes, commercial papers or other commonly used in the market, also deciding on the conditions for issuance and redemption, and may, int the case it defines, require the prior approval of the Board of Directors as a condition for validity of the act;

XX	to approve the hiring of a service rendering company for bookkeeping;

XXI	to dispose, pursuant to these Bylaws and the applicable law, about the agenda of its works and adopt or edit regimental rules for its operation;

XXII	to decide on the payment or credit of interest on equity to shareholder, under the terms of applicable law;

XXIII	to approve that the Board of Officers or any subsidiary of the Company sells or encumbers real estate properties and/or permanent asset; acquires real estate properties and/or permanent assets; and also, undertakes financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the amount of the transactions undertook exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00), within the period of one (1) year;

XXIV	to approve that the Board of Officers proceeds with the incurrence of indebtedness for borrowed money by the Company, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

XXV	to approve the release of financial statements and the distribution of interest on the shareholders equity (juros sobre o capital próprio) in periods equal to or less than six (6) months, to the account of profits (conta de lucros) verified in such financial statements, the retained earnings account (conta de lucros acumulados) or the profit reserves account (conta de reserva de lucros existentes) existing in the last annual or semiannual balance sheet, as provided for in these Bylaws and in the applicable legislation.

XXVI	to authorize the Board of Officers to implement the creation and suppression of subsidiaries of the Company and the participation of the Company in the capital stock of other companies in Brazil or abroad. Also, to authorize statutory modifications and corporate reorganizations in the subsidiaries, and the request for judicial or extrajudicial reorganization or bankruptcy of the Company or its subsidiaries.

XXVII	to authorize the Board of Officers to grant powers of attorney on behalf of the Company;

XXVIII	to approve internal regulations, when aplicable, and the following regulatory acts of the Company: (a) Code of Conduct (Código de conduta); (b) Compensation Policy (Política de remuneração); (c) Policy for the appointment and filing of positions on the Board of Directors, advisory committees and Board of Officers (Política de indicação e preenchimento de cargos de Conselho de Administração, comitês de assessoramento e Diretoria Estatutária); (d) Risk Management Policy (Política de Gerenciamento de Riscos); (e) Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas); and (f) Policy on Securities Exchange (Política de Negociação de Valores Mobiliários);

XXIX	to approve the budget of the internal audit team, and of the other advisory committees, if and when established;

XXX	to prepare and disclose a grounded opinion manifesting itself favorably or against any PTO that has as object the shares issued by the Company, disclosed within fifteen (15) days from the publication of the PTO notice, with regard to: (i) the convenience and opportunity of the PTO as to the interest of the Company and of the shareholders as a whole, including as to the price and the potential impacts on the liquidity of the securities held by them; (ii) the strategic plans disclosed by the offeror in relation to the Company; (iii) the alternatives to the acceptance of the PTO available in the market, as well as the information required by the applicable rules established by the CVM; and

XXXI	to elect the members of the Audit Committee, Compensation Committee, Executive Committee and other non-statutory advisory committees, if any.

Paragraph 1 – The members of the Board of Directors who are also Officers shall abstain from voting on the matters provided for in items VIII, XIV e XV of this Article 21.

Paragraph 2 – The Company will not grant financing or guarantees to the members of the Board of Directors or its Officers, except under a stock option plan or under a long-term incentive stock plan.

Article 22 – The approval of the qualified majority of two-thirds of the members of the Board of Directors is required to resolve on the matters listed below, except for the one listed on item VI, for which the approval of the qualified majority of three-fourths of the members of the Board of Directors is required:

I	proposal for redemption, repurchase or amortization of shares;

II	proposal for creation or issuance of subscription warrants or other securities convertible into Company’s shares;

III	proposal of merger (incorporação) of the Company into another Company, merger (incorporação) of another company the Company; merger of shares (incorporação de ações) involving the Company, amalgamation (fusão) or spin-off (cisão);

IV	proposal for winding-up, liquidation or extinction of the Company, or suspension of the condition of liquidation of the Company;

V	proposal for participation of the Company in a group of companies; and

VI	proposal for change in the corporate purpose of the Company.

Section III – Compensation Committee

Article 23 – The Compensation Committee will consist of three (3) members, appointed and dismissible by the Board of Directors. The members will be appointed from among the members of the Board of Directors, who must be independent in relation to the members of the Board of Officers and may not be Officers, spouses of Officers or relatives to the third degree of Officers. The Compensation Committee will exercise advisory functions according to its internal regulation and will also assist the Board of Directors to establish the terms of compensation and other benefits and payments to be received for any reason from the Company by the Officers and Directors. The Compensation Committee shall be responsible for:

I	submit to the Board of Directors a proposal for distribution of the annual global compensation among the Officers and members of the Board of Directors;

II	opine about the granting of stock options or share subscriptions to the managers and/or employees of the Company;

III	opine upon the participation of the Officers and employees of the Company in the profits; and

IV	opine about any agreement to be entered into between the Company and any Officer that contemplates the payment of amounts due to the voluntary or involuntary dismissal of any Officer, change of control or any other similar event, including the payment of amounts as indemnification.

Section IV – Executive Committee

Article 24 – The Board of Directors will appoint, from among its members, three (3) members of the Board of Directors to compose the Executive Committee. The Executive Committee will exercise consulting functions in accordance with its internal regulation and will assist the Board of Directors in its function as a supervisory body, opining and/or periodically reviewing certain strategic and/or financial matters of the Company. The Executive Committee is responsible for:

I	opine upon:

a.	the business plans of the Company;

b.	the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution; and

c.	any capital investment or disinvestment in amount exceeding ten million Brazilian Reais (BRL 10,000,000,00).

II	periodically revise the financial requirements for transactions exceeding ten million Brazilian Reais (BRL 10,000,000,00).

Section V – Board of Officers

Article 25 – The Board of Officers, whose members shall be elected and dismissible at any time by the Board of Directors, shall consist of two (2) to six (6) Officers, one of them being the Chief Executive Officer and the others with no specific designation, all with a term of office of one (1) year, reelection being allowed. The Board of Directors will appoint one of the Officers of the Company for the position of Investor Relations Officer.

Paragraph 1 –The election of the Board of Officers shall occur up to five (5) business days after the General Shareholders’ Meeting, and the investiture of those elected may coincide with the expiration of the term of office of their predecessors.

Paragraph 2 – In his absences, the Chief Executive Officer will be replaced by another Officer chosen by the Chief Executive Officer. In the event of a vacancy of the position of Chief Executive Officer, if there is no previously designated successor, his or her replacement will be chosen by resolution of the Board of Directors in a meeting to be called immediately by the chairman of the Board of Directors.

Paragraph 3 – The other Officers will be replaced, in cases of absence, by another Officer, chosen by the Chief Executive Officer. In the event of a vacancy in the position of Officer, the interim replacement will be chosen by the Chief Executive Officer and will take over the position of Officer until the first subsequent meeting of the Board of Directors, which will appoint a replacement for the remainder of the term of office.

Paragraph 4 – The Investor Relations Officer shall monitor the fulfillment of the obligations set forth in Article 44 of these Bylaws by shareholders of the Company and shall report to the General Shareholders’ Meeting and to the Board of Directors, when requested, his conclusions, reports and diligences.

Paragraph 5 – The Officers with no specific designation are responsible for assisting and helping the Chief Executive Officer in the management of the Company’s business and for performing the activities related to the functions that have been assigned to them by the Board of Directors.

Article 26 – The Board of Directors have all powers to perform the acts necessary for the regular operation of the Company and the achievement of its corporate purpose, however special they may be, including the power to sell and encumber permanent assets, waive rights, compromise and agree, in compliance with the relevant legal or statutory provisions. It is responsible for managing the Company’s business, in special:

I	comply and enforce these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

II	decide upon the opening, closure and change of addresses of branches, agencies, warehouses, offices and any other establishments of the Company, in Brazil or abroad;

III	submit, annually, to the appreciation of the Board of Directors, the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, as well as the proposal for the allocation of profits from the previous year;

IV	elaborate and propose to the Board of Directors the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs;

V	approve the creation and withdrawal of subsidiaries and the participation of the Company in the capital stock of other companies, in Brazil or abroad, considering the previous manifestation of the Board of Directors;

VI	approve the sale or encumbrance of real estate properties and/or permanent assets; the acquisition of real estate properties and/or permanent assets; and, also, the assumption of financial commitments associated with projects in which the Company intends to invest, provided that the Board of Directors have approved such transactions, whenever the amount exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VII	the incurrence of indebtedness for borrowed money by the Company, provided that the Board of Directors have approved such transaction, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VIII	encumber real estate assets, assign proper rights or grant proper rights in loan guarantees; and

IX	decide on any matter that is note of exclusive competence of the General Shareholders’ Meeting or the Board of Directors.

Article 27 – The Chief Executive Officer is responsible for coordinating the activities of the other Officers and for guiding the implementation of activities related to the Company’s general planning:

I	convene the Board of Officers meeting, in writing, at least five (5) business days in advance, and preside over them;

II	maintain the members of the Board of Directors informed on any activities of the Company and the progress of its operations;

III	propose, without exclusive initiative, to the Board of Directors, the role assignment to each Officer at the time of their respective election;

IV	exercise other functions that may be assigned to it by the Board of Directors;

V	appoint the replacement of the other Officers in cases of absence; and

VI	appoint the interim replacement of the other Officers in cases of vacancy, pursuant to Article 25, Paragraph 3 of these Bylaws.

Article 28 – As a general rule, and except for the cases dealt with in the subsequent Paragraphs, the Company will be represented by two (2) members of the Board of Officers, or by one (1) member of the Board of Officers together with one (1) attorney-in-fact, or by two (2) attorneys-in-fact, within the limits of their respective terms of office.

Paragraph 1 – The acts for which these Bylaws require prior authorization from the Board of Directors can only be performed if this condition is met.

Paragraph 2 – The Company may be represented by only one (1) Director or one (1) attorney-in-fact in the following cases:

a.	when the act to be practiced requires singular representation, it will be represented by any Officer or attorney-in-fact with special powers;

b.	when it comes to hiring service providers or employees; and

c.	when it comes to receiving and settling amounts due to the Company, issuing and negotiating, including endorsing and discounting bills related to its sales, as well as in the cases of correspondence that does not create obligations for the Company and the practice of simple routine administrative acts, including those practiced before government departments, mixed economy companies (Sociedades de Economia Mista), the Federal Revenue Service (Secretaria da Receita Federal), State Treasury Offices (Secretaria das Fazendas Estaduais), Municipal Treasury Offices (Secretaria das Fazendas Municipais), Commercial registries (Juntas comerciais), all judicial offices, in any instance, National Institute of Social Security (Instituto Nacional do Seguro Social – INSS), Unenployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) and their collecting banks, and others of an identical nature.

Paragraph 3 – The Board of Directors may authorize the practice of other acts binding the Company by only one of the members of the Board of Officers or an attorney-in-fact, or further, by adopting criteria of limited competence, which restrict, in certain cases, the representation of the Company to a single Officer or one attorney-in-fact.

Paragraph 4 – In the appointment of attorneys, the Company may observe the following:

a.	all powers of attorney shall be granted by the Chief Executive Officer, or his designee, jointly with any other Officer;

b.	the granting of any power of attorney will be subject to the prior approval of the Board of Directors; and

c.	all powers of attorneys must specify the extent of the powers granted, as well as its term, except in cases of ad judicia powers of attorney, which can be granted for an indefinite term.

Paragraph 5 – The Company may not be represented exclusively by attorneys-in-fact in the sale of real estate properties, assignment of real rights, or the granting of real rights for guarantee of loans, only if jointly with an Officer of the Company.

Paragraph 6 – Acts performed in violation of the provisions of this Article shall not be valid, nor shall they bind the Company.

Chapter V

FISCAL COUNCIL

Article 29 – The Fiscal Council will operate on a permanent basis, always complying with the provisions set forth in the applicable law, in these Bylaws, and in the internal rules of the Fiscal Council.

Sole Paragraph – The remuneration of the members of the Fiscal Council will be set by the Ordinary General Shareholders’ Meeting that elects them, pursuant to paragraph 3 of article 162 of Corporation Law.

Article 30 – The Fiscal Council shall be comprised of three (3) to five (5) effective members and an equal number of alternates, whether shareholders or not, elected and dismissible at any time by the General Shareholders’ Meeting. In case the Company has a controlling shareholder or a group of controlling shareholders, the provisions of paragraph 4 of article 161 of Corporation Law shall apply.

Paragraph 1 – Shareholders who do not hold Material Equity Interest in the Company will be assured the right to elect, in a separate vote, one (1) effective member to the Fiscal Council and its respective alternate.

Paragraph 2 – The members of the Fiscal Council will have a unified term of office of one (1) year, reelection being allowed.

Paragraph 3 – At its first meeting, the members of the Fiscal Council will elect its chairman.

Paragraph 4 – The investiture of the members of the Fiscal Council will be conditioned to the prior signature of the term of investiture, which will contain their subjection to the arbitration clause set forth in Article 51 of these Bylaws, as well as the compliance with the applicable legal requirements.

Article 31 – The Fiscal Council will meet, in accordance with the applicable law, whenever necessary and will analyze, at least quarterly, the financial statements and financial information.

Paragraph 1 – Regardless of any formalities, a meeting will be considered regularly called when all members of the Fiscal Council attend it.

Paragraph 2 – The Fiscal Council resolves by an absolute majority of votes, with the majority of its members present.

Paragraph 3 – The Fiscal Council members can be replaced, in their absences and impediments, by their respective substitutes.

Article 32 – In the event of a vacancy in the position of Fiscal Council member, the respective substitute will take his place; if there is no substitute, the General Shareholders’ Meeting will be called to proceed with the election of a member for the vacant position.

Chapter VI

AUDIT COMMITTEE

Article 33 – The Audit Committee is a collective advisory body directly linked to the Board of Directors, which exercises its functions in accordance with the provisions of these Bylaws, its internal regulations, and the applicable CVM and B3 regulations.

Article 34 – The Audit Committee shall operate on a permanent basis and shall be composed of three (3) members, with a term of office of two (2) years, reelection being allowed, appointed and dismissed by the Board of Directors, and shall observe the following requirements: (i) at least one (1) of the members of the Audit Committee shall also be member of the Board of Directors, (ii) at least one (1) of the members of the Audit Committee shall not be member of the Board of Directors; (iii) at least one member of the Audit Committee (1) shall have recognized experience in corporate accounting matters, and (iv) the majority of the Audit Committee shall be comprised by independent members, as defined by CVM Resolution No. 23, of February 25, 2021 (“CVM Resolution 23”), or the regulation that replaces it. Having exercised a term of office for any period and not being reelected, the members of the Audit Committee may only rejoin such body after at least 3 (three) years have elapsed from the end of the term of office. Nevertheless, the members of the Audit Committee cannot remain in their positions for more than 10 (ten) years.

Paragraph 1 – Officers of the Company, controlled companies, controlling shareholders, affiliates or companies under common control are not allowed to participate as members of the Audit Committee.

Paragraph 2 – The same member of the Audit Committee may accumulate both characteristics set forth in the main section.

Paragraph 3 – The members of the Audit Committee must meet the requirements set forth in article 147 of Corporation Law.

Paragraph 4 – The Audit Committee will be coordinated by a coordinator appointed upon the appointment of the members of the Audit Committee.

Paragraph 5 – The Audit Committee will have its own budget approved by the Board of Directors, destined to cover expenses with its functioning and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent specialist is required.

Paragraph 6 – The Audit Committee should meet whenever necessary, but at least bimonthly, so that the accounting information is always appreciated before it is disclosed.

Paragraph 7 – The provisions of article 22, paragraph 3 of the Novo Mercado Listing Regulation must be observed.

Article 35 – The Audit Committee shall have responsibility to convene upon the following matters, among others:

I	issue an opinion on the engagement or dismissal of independent outside auditors or any other service;

II	oversee the activities of the independent auditors, to evaluate (a) their independence; (b) the quality of the services provided; and (c) the suitability of the services provided, pursuant to the needs of the Company;

III	assess and monitor the quality and integrity of the quarterly information, interim statements, and financial statements;

IV	monitor and supervise the activities of the Company’s internal audit and internal controls team;

V	supervise the activities of the team responsible for the preparation of the financial statements;

VI	monitor the quality and integrity of: (a) the internal control mechanisms; and (b) the information and measurements disclosed based on adjusted accounting data, and non-accounting data, which may add not foreseen elements in the usual financial statement reporting structure;

VII	assess and monitor the risk exposures of the Company, including requiring detailed information from policies and procedures related to: (a) management compensation; (b) use of assets of the Company; and (c) expenses incurred on behalf of the Company;

VIII	appraise, monitor and recommend to the management the correction or improvement of the internal policies of the Company, including the Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas), in compliance with the provisions of article 31-D, item V, of CVM Resolution No. 23, or the regulations that may alter it; and

IX	prepare an annual summary report to be presented jointly with the financial statements, containing a description of: (a) the meetings held, their activities, the main issues discussed, the results and conclusions reached, and the recommendations made; and (b) any situations in which there is significant disagreement between the management of the Company, independent auditors, and the Audit Committee regarding the financial statements of the Company.

Paragraph 1 – The Audit Committee must have the means to receive and handle information, including confidential information, internal and external to the Company about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, with provision for specific procedures to protect the provider and the confidentiality of the information.

Paragraph 2 – The internal regulation of the Audit Committee will contain a forecast of its functions, as well as its operational procedures.

Chapter VII

ALLOCATION OF PROFITS

Article 36 – The fiscal year begins on July 1 and ends on June 30 of each year.

Sole Paragraph – At the end of each fiscal year, the Board of Officers will cause the financial statements of the Company to be prepared, in compliance with the relevant legal provisions.

Article 37 – Together with the financial statements for each year, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal for the allocation of the annual net income (lucro líquido anual), calculated after deducting the participations referred to in article 190 of the Corporation Law and in Paragraph 2 of this Article, adjusted for purposes of calculating dividends, pursuant to article 202 of Corporation Law, observing the following order of deduction:

a.	a minimum of five percent (5%) of the annual net income shall be retained as legal reserve (reserva legal) until it reaches the percentage of at least twenty percent (20%) of the capital stock. In the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserve (reserva de capital) exceeds thirty percent (30%) of the capital stock, the allocation of a portion of the net income of the year in the legal reserve shall not be mandatory;

b.	the portion necessary for the payment of a mandatory dividend shall not be lower, each year, than twenty-five percent (25%) of the adjusted net income (lucro líquido ajustado), pursuant to article 202 of Corporation Law; and

c.	the remaining part of the adjusted net income shall be destined to the Investment and Expansion Reserve (Reserva para Investimento e Expansão), based or not on a capital budget approved by the General Shareholders’ Meeting, pursuant to article 196 of Corporation Law. The amounts registered in this reserve may be used as ballast for the acquisition by the Company of shares of its own issuance, under the terms of share buyback programs approved by the Board of Directors.

Paragraph 1 – The balance of profit reserves, except for unrealized profit reserves and reserves for contingencies, cannot exceed the capital stock of the Company. Once this maximum limit is reached, the General Shareholders’ Meeting may decide on the application of the surplus in the payment of the capital stock, the increase of the capital stock or even on the distribution of dividends.

Paragraph 2 – The General Shareholders’ Meeting may assign to the members of the Board of Directors and the Board of Officers a share in the profits of the Company, after deducting the accumulated losses and the provision for income tax and social contribution, pursuant to applicable law.

Article 38 – By proposal of the Board of Officers, approved by the Board of Directors, ad referendum of the General Shareholders’ Meeting, the Company may pay or credit interest to the shareholders, as remuneration of the equity of the latter, in compliance with the applicable legislation. Any amounts thus disbursed may be charged to the amount of the mandatory dividend provided for in these Bylaws.

Paragraph 1 – If interest is credited to shareholders during the fiscal year, the shareholders will be offset against the dividends to which they are entitled and will be assured of payment of any remaining balance. Should the amount of the dividends be less than the amount credited to them, the Company may not charge the excess balance to the shareholders.

Paragraph 2 – The effective payment of interest on capital (juros sobre o capital próprio), having been credited during the fiscal year, will be made by resolution of the Board of Directors in the same or the next fiscal year, but no later than the dividend payment dates.

Article 39 – The Company may draw up balance sheets on a half-yearly basis or at shorter periods, and may declare upon resolution of the Board of Directors:

a.	intercalary dividends (dividendos intercalares) or interest on capital to the retained earnings account, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached), provided that the total amount of dividends and interest on capital paid in each semester of the fiscal year does not exceed the amount of the capital reserve; and

b.	interim dividends or interest on capital based on the balance of the profit reserves, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached).

Article 40 – The General Shareholders’ Meeting may resolve on the capitalization of the profit or capital reserve, including those established in interim balance sheets, pursuant to the applicable law.

Article 41 – Dividends not received or claimed shall prescribe within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company.

Chapter VIII

SALE OF SHAREHOLDING CONTROL

Article 42 – For the purposes of this Chapter, the following capitalized terms shall have the following meanings:

a.	“Acquirer of Material Shareholding” means any individual, including, without any limitation, any legal or natural person, legal entities, investment funds, condominium, securities portfolio, universality of rights or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Group of Shareholders that acquire shares of the Company, pursuant to Article 44 of these Bylaws.

b.	“Group of Shareholders” means the group of people (i) bounded by agreements or agreements on voting rights of any nature, directly or by means of controlled companies, controlling companies or companies under common control; (ii) between which there is a control relationship; or (iii) under common control.

c.	“Material Shareholding” means the ownership of shares issued by the Company, in the amount equal to or greater than twenty percent (20%).

Article 43 – The direct or indirect sale of the control of the Company, whether by means of a single transaction or successive transactions, must be contracted under the condition that the acquirer of control undertakes to hold a PTO for the shares of all other shareholders and holders of securities convertible into shares, pursuant to the conditions and deadlines provided for in the regulations in force and in the Novo Mercado Listing Regulation, so as to ensure them equal treatment with the seller of the control.

Sole Paragraph – If the acquisition of control also subjects the acquirer of control to hold the PTO required by Article 44 of these Bylaws, the acquisition price of PTO shall be the highest between the prices determined pursuant to this Article 43 and Article 44, Paragraph 2 of these Bylaws.

Article 44 – Any Acquirer of Material Shareholding who acquirers or becomes holder of shares issued by the Company, in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall within a maximum of sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of the shares in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO of all shares issued by the Company, pursuant to the provisions of the applicable CVM regulations, notably CVM Resolution No. 85, of March 31, 2022 (“CVM Resolution 85”), the regulations of B3 and the terms of these Articles, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 1 – The PTO shall be (i) addressed instinctively to all shareholders of the Company; (ii) carried out in an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph 2 below; and (iv) paid in cash, in national currency, against the acquisition in the PTO of shares issue by the Company.

Paragraph 2 – The acquisition price of each share issued by the Company in the PTO may not be lower than the highest value between (i) the economic value determined in an appraisal report; (ii) one hundred and fifty-percent (150%) of the issuance price of the shares in the most recent capital increase carried out through public distribution occurred in the period of twenty-four (24) months that precedes the date in which it becomes mandatory to carry out the PTO pursuant this Paragraph 2, duly restated at the positive variation of the Extended Consumer Price Index – IPCA until the payment; and (iii) one hundred and fifty-percent (150%) of the weighted average of the average share price reached by the shares issued by the Company during the period of ninety (90) trading days prior to the holding of the PTO on the stock market on which there is the highest volume of trading of shares issued by the Company.

Paragraph 3 – The holding of a PTO mentioned on main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, formulating a competing PTO, under the terms of the applicable regulation.

Paragraph 4 – The Acquirer of Material Shareholding shall be obliged to comply with any demands, request or requirements made by CVM, formulated based on the applicable legislation related to PTO, within the maximum terms prescribed in the applicable regulation.

Paragraph 5 – In the event the Acquirer of Material Shareholding does not comply with the obligations imposed by this Article, including the ones concerning with the deadlines regarding the holding of the PTO, the Board of Directors of the Company shall convene a General Shareholders’ Meeting, in which the Acquirer of Material Shareholding will not be allowed to vote, to resolve on the suspension of the exercise of the rights of the Acquirer of Material Shareholding, who has not complied with its obligations imposed by this Article and pursuant to article 120 of Corporation Law, without prejudice to the liability of the Acquirer of Material Shareholding for losses and damages caused to the other shareholders as a result of the noncompliance with the obligations imposed by this Article.

Paragraph 6 – Any Acquirer of Material Shareholding who acquires or becomes the holder of other rights, including usufruct or trust, over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall also be obliged within a maximum sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of such rights over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO under the terms described in this Article, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 7 – The obligations set forth in article 254-A of Corporation Law and Article 41 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 of this Bylaws.

Paragraph 8 – The provisions of this Article shall not apply in the event of person becoming the holder of shares issued by the Company in an amount exceeding twenty percent (20%) of the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder sells the excess shares within sixty (60) days from the material event; (ii) corporate reorganization within the Company’s economic group, including, without limitation, the assignment and/or transfer of shares issued by the Company between controlled companies and controlling companies or companies under common control; (iii) merger of a company by the Company or the merger of the shares of another company by the Company; or (iv) subscription of shares of the Company, carried out in a single primary issuance, approved at a General Shareholders’ Meeting of the Company, called by the Board of Directors and whose capital increase proposal has determined the price of issuance of the shares based on the economic value obtained from an economic and financial valuation report of the Company conducted by a specialized company with proven experience in the valuation of publicly-held companies.

Paragraph 9 – For the purpose of calculating the percentage of twenty percent (20%) of the total shares issued by the Company described in the main section of this Article, involuntary shareholding increases resulting from the cancellation of treasury shares or the reduction of the capital stock of the Company with the cancellation of shares shall not be computed.

Paragraph 10 – Should CVM regulation applicable to the PTO set forth in this Article determine the adoption of a calculation criteria for determining the acquisition price for the shares of the Company that results in an acquisition price higher than the one determined pursuant to Paragraph 2 of this Article, said acquisition price calculated pursuant to CVM regulation shall prevail in the execution of the PTO set forth in this Article.

Paragraph 11 – Any amendment that restricts the right of the shareholders to hold a PTO, as provided for in this Article, or the exclusion of this Article shall oblige the shareholders who voted in favor of such amendment or exclusion in the resolution at the General Shareholders’ Meeting to hold the referred PTO provided for in this Article.

Article 45 – The costs of preparing the required appraisal report shall be borne in full by those responsible for holding the PTO for the acquisition of the shares, as the case may be.

Article 46 – A single PTO may be carried out aiming more than one of the purposes set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM, as long as it is possible to make the procedures of all PTO modalities compatible, there is no prejudice to the addressees of the offer, and the authorization of CVM is obtained when required by the applicable legislation.

Article 47 – The Company or the shareholders responsible for conducting the PTO set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM may ensure its execution through any shareholder, third-party and, as the case may be, by the Company itself. The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out the PTO until it is concluded in compliance with the applicable rules.

Article 48 – In the event of the filing of any PTO referred to in this Chapter, all shares eventually resulting from the exercise of subscription warrants issued by the Company shall be included as an object, pursuant to article 15 of CVM Resolution 85, and the Company shall ensure to the holders of the referred subscription warrants the right to subscribe and receive the shares object of subscription warrants within ten (10) business days after the communication to this effect.

Chapter IX

DESLISTING FROM THE NOVO MERCADO

Article 49 – The delisting of the Company from Novo Mercado may occur, pursuant to Article 50 and Article 51 below, due to:

I	decision by the controlling shareholder or the Company;

II	failure to discharge the obligations of the Novo Mercado Listing Regulation; and

III	cancellation of the Company’s CVM registration as a public company or of its CVM category conversion, in which case the provisions of the aplicable laws must be observed.

Article 50 – Voluntary delisting from Novo Mercado only will be granted by B3 if it is preceded by a PTO that follows the procedures required by CVM Resolution 85 for cancellation of registration as a public company and by the Novo Mercado Listing Regulation.

Sole Paragraph – Voluntary delisting from Novo Mercado may occur regardless of whether the PTO is held if a waiver is approved by a General Shareholders’ Meeting, pursuant to the terms and conditions of Article 13 above.

Article 51 – Application of the sanction of compulsory delisting from Novo Mercado depends on the holding of a PTO with the same characteristics as the PTO arising from voluntary delisting from Novo Mercado, pursuant to Article 50 above.

Sole Paragraph – If the percentage of one third (1/3) of the Free Float for delisting from Novo Mercado is not reached after the PTO is held, trading in the shares of the Company on the segment may continue for six (6) months after the PTO without prejudice to the application of a monetary penalty.

Chapter X

CORPORATE RESTRUCTURING

Article 52 – In the event of a corporate reorganization involving transfer of the shareholder base of the Company, the resulting companies must apply for listing on Novo Mercado within one hundred and twenty (120) days of the date of the General Shareholders’ Meeting that approves the reorganization.

Sole Paragraph – If the reorganization involves resulting companies that do not intend to apply for listing on Novo Mercado, this structure must be approved by a majority of the shareholders of the Company holding Free Float shares and present at the General Shareholders’ Meeting.

Chapter XI

ARBITRAL TRIBUNAL

Article 53 – The Company, its shareholders, managers, members of the Fiscal Council, effective and/or alternates, if any, undertake to seek arbitration by the Market Arbitration Chamber of Novo Mercado, and to abide by its rules in order to resolve any dispute that may arise relating to their status as issuer, shareholder, management and Fiscal Council members, especially in light of the provisions of Law No. 6.385, of December 7, 1976, as amended, Corporation Law, these Bylaws, the rules issued by the National Monetary Council (CMN), the Central Bank of Brazil (BCB) and by the CVM, as well as other rules applicable to the securities market in general, the rules applicable to the Novo Mercado Listing Regulation and other regulation established by B3 and the Novo Mercado participation agreement.

Chapter XII

COMPANY’S LIQUIDATION

Article 54 – The Company will go into liquidation in the cases determined by law, and the General Shareholders’ Meeting will be responsible for electing the liquidator or liquidators, as well as the Fiscal Council that must operate during this period, in compliance with the legal formalities.

Chapter XIII

GENERAL AND TRANSITORY PROVISIONS

Article 55 – Silent cases and unforeseen events not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and regulated in accordance with the provisions of the Corporation Law and the Novo Mercado Listing Regulation.

Article 56 – The Company is strictly prohibited from granting financing or guarantees of any kind to third parties, in any way, for activities other than the corporate interests.

Article 57 – The provisions of Article 44 of these Bylaws do not apply to the Founding Shareholders and their successors, applying exclusively to those investors who acquire shares and become a shareholder of the Company after the effective date of the adhesion and listing of the Company on the Novo Mercado.

Paragraph 1 – For purpose of clarity, the rights set forth in the main section of this Article shall not be transferred in any case to third parties who acquire shares issued by the Company that are currently held by the Founding Shareholders or their successors.

Paragraph 2 – For purpose of this Article, “Founding Shareholders” means the shareholders of the Company who held Material Shareholding, by the date of publication of the announcement of the commencement of the public distribution of shares, object of the registration request filed at CVM on October 26, 2005, under number RJ/2005 – 07556 (Commencement Announcement).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer